UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Vernafund CF, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    June 14, 2021

    Physical address of issuer
    3767 Rockdale Drive, Dallas, TX 75220

Name of Co-issuer
Vernafund20 LLC

Legal status of Co-issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Texas

    Date of organization
    November 23, 2020

Name of intermediary through which the offering will be conducted
Crowdfund Mainstreet

CIK number of intermediary
0001690300

SEC file number of intermediary
007-00133

CRD number, if applicable, of intermediary
292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The issuer shall pay to the Intermediary at the conclusion of the offering a fee of 6% plus any escrow or cash management expenses not covered by a flat investment fee that will be charged in this offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None.

Name of qualified third party "Escrow Agent" which the offering will utilize
Prime Trust

Type of security offered
Common LLC/Membership Interest Units

Target number of securities to be offered
100

Price (or method for determining price)
$1,000.00/Membership Interest

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
December 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

<p style="text-align:center">July 1, 2021</p>

<p style="text-align:center">FORM C</p>

<p style="text-align:center">Vernafund CF, LLC</p>

<p style="text-align:center">Common LLC/Membership Interest Units</p>

This Form C (including the cover page and all exhibits attached hereto, the "**Form C**") is being furnished by Vernafund CF, LLC, a Delaware Limited Liability Company (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common LLC/Membership Interest Units of the Company (the "**Securities**").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "**Offering**"). The minimum amount of Securities that can be purchased is $1,000.00 per Investor (which may be waived by the Company, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Crowdfund Mainstreet (the "**Intermediary**"). The Intermediary will be entitled to receive service fees and commissions related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions *(1)*	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$60	$940
Aggregate Minimum Offering Amount	$100,000.00	$6,000	$94,000
Aggregate Maximum Offering Amount	$1,000,000.00	$60,000	$940,000

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.sdcventuresllc.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing, since the Company's most recent sale of securities pursuant to Regulation CF, at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing, since the Company's most recent sale of securities pursuant to Regulation CF, annual reports for three years pursuant to Regulation CF and having assets that do not exceed $10,000,000, 4) the Company or another party repurchasing all the Securities sold in this Offering, including any payment in full of debt securities or any complete redemption of redeemable securities, or 5) liquidating or dissolving the Company in accordance with state law.

The date of this Form C is August 4, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

(2) Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended.

(3) Not an investment company registered or required to be registered under the Investment Company Act of 1940.

(4) Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

(5) Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

(6) Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS

INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report in a website portal for our members (each, a "Member") no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's Member website at: https://theapartmentqueen.investnext.com/portal/capital_raise/435/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended;

(2) the Company has filed, since the Company's most recent sale of securities pursuant to Regulation CF, at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(3) the Company has filed, since the Company's most recent sale of securities pursuant to Regulation CF, annual reports for three years pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the Securities sold in this Offering, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY OF PRINCIPAL TERMS

The following information is presented as a summary of principal terms of the offer and sale of the Interests only and is qualified in its entirety by the detailed information appearing elsewhere in this Memorandum, and by the terms and conditions of the Company's Company Agreement and the Company's Subscription Agreement, a copy of which will be provided to each Subscriber prior to acceptance of any subscription. Capitalized words that are used but not defined herein have the meaning given them in the Company Agreement. This Memorandum, the Company Agreement, the Subscription Agreement, and the accompanying Investor Suitability Questionnaire shall together constitute the "**Offering Documents**". Prior to making any investment in the Company, Subscription Documents should be reviewed carefully.

The Company:	The Company (*Vernafund CF, LLC*) is a newly formed Delaware limited liability company. The Company is governed by the terms of its company agreement ("**Company Agreement**").
The Sponsor and the Manager:	The **Manager, who is also the Sponsor,** is APQFUNDMGR, LLC, a Texas limited liability company. The Manager may or may not have an ownership interest in the Company, but in either case shall be entitled to distributions as outlined herein and in the Company Agreement.
The Offering	The Company is offering its limited liability company membership interest units (the "**Interests**") to investors who satisfy the eligibility standards described in this Memorandum, via Regulation CF. At present, the Company anticipates raising the maximum amount allowable under Regulation CF on a "best-efforts" and first-come first-serve basis, which means subscriptions will be accepted on a rolling basis (the "**Offering**"). The Offering shall commence as of the Effective Date of this Memorandum (June 14, 2021), and shall continue for as long as the Manager deems it necessary and allowable under Regulation CF (the "**Offering Period**"). During the Offering Period, the Company may accept subscriptions from prospective Investors in accordance with the terms of its Subscription Agreement (the "**Subscription Agreement**") on a "rolling basis". SUBSCRIPTIONS, ONCE ACCEPTED, WILL BE IRREVOCABLE.
	Persons whose subscriptions are accepted by the Company will be admitted as members of the Company (the "**Members**"). Each Interest includes the right of that Member to all benefits to which a Member holding Interests may be entitled pursuant to the Company Agreement and under applicable law, together with all obligations of the Member to comply with the terms and provisions of the Company Agreement and applicable law.
	The Offering is conducted in reliance of an exemption from securities registration, Regulation CF promulgated by the SEC. Accordingly, all investors will be subject to the applicable standards set out thereof.
Project and Thesis; Vernafund Concurrent	The Company has been formed as an investment holding Company for prospective Investors investing via Regulation CF. Ultimately, the Company will invest 100% of raised capital (minus expenses incurred) into a certain Vernafund20, LLC, a Texas limited liability company (the "**Vernafund**").
	The Vernafund is a "fund of funds" investment vehicle managed by the Manager, and has been formed to invest in, acquire, develop, rehab, rent, and/or ultimately sell certain class-c value-add multi-family units (all such properties, the "**Portfolio Assets**") typically, but not always, located in the state of Texas (the "**Project**"). Sometimes, the Portfolio Assets may not directly be real estate, but may be securities of another entity or fund, which in turn owns real estate (which is the underlying asset) (the "**Portfolio Investments**"). In these cases,

the securities the Company invests in will be considered the Portfolio Assets as well.

In other words, this Company will directly feed investment into the Vernafund, which in turn, will acquire the Portfolio Assets/Investments.

THE VERNAFUND IS A PRIVATE EQUITY PORTFOLIO COMPANY AND NOT A SINGLE-ASSET SYNDICATION; IT WILL, FROM TIME TO TIME, HAVE MULTIPLE REAL PROPERTY ASSETS/INVESTMENTS BEING BOUGHT AND SOLD AND THE INVESTORS WILL NOT BE ENTITLED TO ADVANCED DUE DILIGENCE – THE MANAGER, IN ITS SOLE DISCRETION, SHALL BE ENTITLED TO ACQUIRE, DEVELOP, AND DISPOSE OR REFINANCE ANY AND ALL PORTFOLIO ASSETS IT REASONABLY DETERMINES TO BE IN THE BEST INTEREST OF THE VERNAFUND.

The presently contemplated strategy of the Vernafund is described more particularly on the attached Exhibit D – Project Pitch and Marketing Materials. Investors are advised to review these exhibits in their entirety, as it directly relates to the Company's investment therein.

The activities of the Company do not constitute a managed investment program and the Company, though occasionally invested in the securities of another company, is still only doing so with a view to invest in real estate, as generally outlined herein.

Commitment Period; Capital Calls and Capital Commitments; Additional Members	The **Commitment Period** for the Company will be seven (7) years though the manager hopes to complete the Project within five years. The Commitment Period is also subject to extension by the Manager up to 10 years. Members will have limited or no rights to withdraw or exit the fund prior to the expiration of the Commitment Period.

Each prospective Investor shall pay that amount of its Capital Commitment as called for by the Manager upon joining the Company. Over the course of the Commitment Period, the Manager shall have the right to (and will) call additional capital contributions up to the Capital Commitment Amounts of the Members by written Call Notice.

The Manager has the authority to admit additional Members after the initial Offering, provided, however that such additional Partners, in joining the Company, comply with the added terms as outlined in the Company Agreement, which generally include the payment of additional sums to capture the market-value change of the Company. Further, though not likely, if circumstances demand, the Manager may make a capital call from existing Members beyond their initial Capital Commitments and a failure to participate shall result in dilution of a Member's pro rata interests in the Company.

Management:	All management decisions regarding the business of the Company, the Portfolio Investments, and the Project will be made by the Manager, and the Members will have no rights to vote, approve, or otherwise participate in the business and affairs of the Company, except as may be outlined in the Company Agreement. Notwithstanding the foregoing, the Manager is more than likely not the management/governing authority for any particular Portfolio Investment.

The Manager of the Company is also the Manager for the Vernafund and all of its other subsidiaries, as the case may be.

Investment Minimum/Maximum	The Subscription maximums for a Regulation CF Offering are set by the SEC and are generally as follows:

Under Regulation CF:

- Accredited Investors will have no limits on the maximum they may invest, but under this Offering, will have a minimum investment of $1,000.00

- Non-Accredited investors who have annual income or net worth below $100,000 may invest the greater of $2,200 or 5% of the greater of their net worth or annual income.

- Non-Accredited investors who have annual income and net worth above $100,000 may invest 10% of the greater of income or net worth.

- Non-Accredited investors are limited to a maximum of $100,000 total investment in any given twelve month period regardless of income or net worth.

Investment Procedure, Rolling Close and Milestones:

Regulation CF requires all investments be held via an online, FINRA registered investment portal. For this Offering, the Company has partnered with *Crowdfund Mainstreet*, a Regulation Crowdfunding SEC and FINRA registered investment platform, through whom the Offering will be conducted (the "**Platform**"). THIS OFFERING WILL BE SUBJECT TO THE POLICIES AND RULES PROVIDED BY THE PLATFORM – INVESTORS ARE ENCOURAGED TO CONDUCT THEIR DUE DILIGENCE REGARDING THE PLATFORM PRIOR TO INVESTING IN THE COMPANY.

For more information, please see https://crowdfundmainstreet.com/

All subscription amounts by Investors shall be provided to and held in an account managed and controlled by the Company, pending either the successful completion of the Offering or its termination, in accordance with the terms of the Subscription Agreement.

Upon the acceptance of a subscription by the Manager at the Closing, and provided that the Offering is successful and not terminated, the Subscriber will be admitted as a Member of the Company and will have an Interest representing a proportionate share of the net assets of the Company based on relative contributions (capital or otherwise) of all Members at the Closing.

Rolling Closings

We plan for this offering to have a "*rolling close*." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed.

Once we reach our minimum target offering amount ("**First Milestone**"), we will close that amount and those funds will be released to us. After that closing, we plan to continue our offering and to have additional closings once we have raised the total amounts listed below (each a "**Milestone**"). Once we reach each of the below Milestones, that amount will be closed and those funds will be released to us. Investors will be notified of each closing before the funds they have committed are released to us. Once we reach our maximum target offering amount (**Final Milestone**) or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided that we have raised at least our minimum target offering amount).

Milestones:

- **1st Milestone:** $100,000 (minimum target offering amount)

- **Intermediary Milestones**: every additional $100,000 raised until $900,000 will be an additional Milestone

- **Final Milestone**: $1,000,000 (maximum target)

For a detailed outlook on the uses of each Milestone, please see below of this Form C.

Acceptance / Rejection of Subscriptions:

The Manager reserves the right to accept or reject any subscription, in whole or in part, for any reason, or for no reason at all. The Manager will notify each Subscriber as to whether it has accepted its subscription, which may only occur upon the successful completion of the Offering and if all conditions of the Subscription Agreement are met.

Expenses:

Generally, the Company will retain certain amounts contributed by the Subscribers toward expenses and the establishment of a contingency reserve of the Company as needed. All organizational and operating expenses of the Company will be paid by the Company.

The Company will pay (or reimburse the Manager or its affiliates for) or will be responsible for Operating Expenses and Organizational Expenses (as those terms are defined in the Company Agreement) incurred by it or on its behalf, and which by way of summary generally include (but are not limited to): (a) out-of-pocket expenses that are associated with managing The Project; (b) extraordinary expenses, if any (such as certain valuation expenses, litigation and indemnification payments); (c) interest on borrowed money, investment banking, financing and brokerage fees and expenses, if any; and (d) expenses associated with the Company's tax returns and Schedules K-1, custodial, legal and insurance expenses, any taxes, fees or other governmental charges levied against the Company; (e) attorneys' and accountants' fees and disbursements on behalf of the Company; (f) insurance, regulatory or litigation expenses (and damages), (g) expenses incurred in connection with the winding up or liquidation of the Company (other than liquidation expenses permissible under the Company Agreement; (h) expenses incurred in connection with any amendments to the constituent documents of the Company and related entities, including the Manager; and (i) expenses incurred in connection with the distributions to the Members and in connection with any meetings called by the Manager; and (j) expenses related to acquisition and due diligence for Portfolio Investments.

Fee Disclosure:

The Manager is entitled to the following fees *AT THE VERNAFUND LEVEL* (**not** at the Company Level):

A **Fund Management Fee** equal to 2.00% of Unrecovered Capital Contributions of Vernafund, annually, paid out quarterly in advance of each fiscal Quarter.

An **Acquisition Fee** equal to 1.00% of the purchase price of each Portfolio Asset for Vernafund.

Construction Supervision Fee of 5.00% of the total amounts of funds actually spent on renovation of each Portfolio Asset for Vernafund.

Loan Financing

The Company is not going to receive loan financing. However, each Portfolio Asset will more than likely be secured by loan financing, whether by Vernafund or its underlying SPV. It is likely that all loans given will be secured with a first priority lien by the lender therein against the underlying assets thereof, which, of course, may affect the Company's interests therein. More information is available below in this Memorandum.

Distributions; The Preferred Return

The Preferred Return:

In accordance with the structure of the Vernafund, the Company shall receive a **Preferred Return of 7.00%** on Unrecovered Capital Contributions (as defined in the Company Agreement) as a distribution, and will in turn pay the same to the Members. The Preferred Return shall be cumulative, non-compounded, paid out quarterly (if available), and shall begin to accrue at the closing of the Offering. The payment of Preferred Returns shall not count toward a Return of Capital (as defined in the Company Agreement).

Distributions

The Company will first use available cash/assets to repay outstanding debts and obligations, if any, to pay for ongoing operations of the Company, and to maintain a sufficient reserve in the discretion of the Manager. If an excess exists, then distributions will be made **to the Members on a pro rata basis in accordance with their Membership Interest Percentages**.

While 100% of distributions received by the Company will be paid out to the Members (pro rata), it is important to note that in the Vernafund, the Manager is entitled to 20% of the distributions *after* it distributes the Preferred Return to the Company.

IT IS IMPORTANT TO NOTE THAT DISTRIBUTIONS MAY ONLY OCCUR IF THE SAME IS RECEIVED FROM THE VERNAFUND, WHICH IN TURN WILL ONLY DISTRIBUTE IF THE SAME IS RECEIVED FROM AN UNDERLYING PORTFOLIO INVESTMENT, WHICH THE MANAGER/COMPANY MAY HAVE NO CONTROL OVER. Investors may have to hold their investment for an indefinite period of time prior to receiving any distributions.

Prior to making any distributions, the Company will first use available cash and assets to repay outstanding debts and obligations, if any. Expenses relating to the Project or transfer/disposition/refinance of the Portfolio Assets will be borne by the Company. Such expenses may include brokerage commissions, transfer fees, attorneys' fees, accountant fees, escrow fees, title fees, clearing and settlement charges, and custodial fees. The amount of assets that are distributable to the Members will be net of those expenses.

Notwithstanding anything to the contrary in the foregoing of this section, the Company, at the sole discretion of the Manager, may elect to conduct an IRS

Sec. 1031 exchange with respect to any Portfolio Asset, in which case, all Member of the Company may elect to continue as tenants in common regarding such Portfolio Asset.

Allocations: The Company's items of income, gain, loss or credit recognized by the Company will be allocated to each Member's Capital Account in a manner generally consistent with the distribution procedures stated in "Distributions" and the allocation rules as stated in the Company Agreement.

Capital Account: The Company will establish and maintain a capital account ("***Capital Account***") for each Member. The Capital Account of a Member will be (i) increased by (a) the amount of all capital contributions by that Member to the Company and (b) any Profits (or items of gross income) allocated to that Member; and (ii) decreased by (a) the amount of any Losses (or items of loss) allocated to that Member and (b) the amount of any distributions to that Member. Capital Accounts will be maintained in accordance with U.S. federal income tax guidelines.

Securities Laws: The Interests will **not** be registered under the Securities Act. Offers of Interests will be made solely to investors that are Accredited Investors, and in some cases to Sophisticated Investors in reliance of an exemption from registration pursuant to **Regulation CF** of the Securities Act. *See* Section V: "The Offering—Eligible Investors and Suitability Standards."

Other Business Activities of Manager and Sponsor: The Manager, for as long as it remains the Manager, will devote time to the Company as is reasonably necessary in their discretion to effectively manage its affairs. The Manager and the Sponsor is **not** otherwise precluded from engaging in or pursuing, directly or indirectly, any interest in other business ventures of any kind, nature or description, independently or with others.

Manager Not Exclusive: The Manager and the Sponsor is permitted to create and manage one or more subsequent funds having a substantially similar investment strategy without any notice or consent of the Members (a "**Subsequent Company**"). In fact, as stated earlier, the Manager is the Manager for this Company, the Vernafund, and all other subsidiaries of the Vernafund.

Exculpation and Indemnification; Limitation of Liability Neither the Manager, the Sponsor, the Company Representative (as defined in the Company Agreement), nor their respective members, managing members, shareholders, partners, employees, directors, officers, advisors, consultants, personnel or agents or affiliates (collectively, "**Indemnified Persons**") will be liable to the Company or any Member any losses, liability, claims, damages or expense ("**Losses**").

In addition, the Company may pay the expenses incurred by the Indemnified Person in defending an actual or threatened civil or criminal action in advance of the final disposition of that action. The Company may obtain insurance for (at the Company's expense) the Indemnified Persons for any Losses.

The Indemnified Persons (in each case, an "**Indemnitee**") will not be liable to the Company or the Members for any act or omission of those parties, except to the extent that any losses or damages incurred by the Company are primarily attributable to those parties' gross negligence, willful misconduct, bad faith or fraud. The Company will indemnify and may obtain insurance for (at the Company's expense), the Indemnitees for any losses, claims, expenses, damages and liabilities ("**Losses**") incurred by them in connection with the Company, its business, properties and affairs, except for Losses which are primarily attributable to their gross negligence, willful misconduct, bad faith or fraud.

Transfer of Interests; Withdrawal of Members:

The transfer of any Interests is subject to several restrictions, including the consent of the Manager. The transferee of any Interests must meet all investor suitability standards, complete subscription documents and comply with any applicable anti-money laundering requirements. The Manager will be allowed to transfer its Interest to an affiliate, provided the principals of the Manager continue to control the Interest. Subscribers may not withdraw from the Company prior to its termination and dissolution, and no Subscriber has the right to require the Company to redeem its Interest.

Dissolution:

The Company will dissolve and be liquidated upon the earliest of: (a) the Outside Date, unless extended; (b) the Manager's sole discretion to dissolve the Company (likely as a result of a completion or termination of the Project); or (c) entry of a judicial decree of dissolution pursuant to Delaware law. Notwithstanding the foregoing, the Manager may elect, if appropriate, to conduct a 1031 exchange of the Properties upon liquidation.

Right of Repurchase

The Company will have an irrevocable right, but not the obligation, to repurchase the Interests of any Member at any time, provided, that the purchase price of the Interests shall be the fair market value of the Interests on the date of notice of repurchase, calculated by an independent third-party appraisal satisfactory to the Manager.

The Company may exercise this right to repurchase the Interests of any Member at any time, upon not less than 30 days' written notice if the Manager has reason to believe that such Member is compromising the integrity of the Project, including but not limited to, disparaging or defaming the Project, the Manager, or the Company and its assets, or acting in a manner harmful to the best interests of the Company and its Members. The terms of such repurchase are as stated in the Company Agreement.

Reports:

The Company's fiscal year will end on December 31. Within 90 days after the end of each Fiscal Year, or as soon as practicable, the Company expects to furnish to each Member sufficient information from its information return as is necessary for each Member to complete U.S. federal and state income tax returns with respect to its Interest, along with any other tax information required by law., provided, however, that the Manager may, in its sole discretion, elect to extend the Company's tax filings, and consequently such reports may be delayed to the limited partners accordingly and as reasonably necessary. Schedule K-1 will be furnished to Members no later than the end of the month of March each fiscal year, subject, however, to an extension filed by the Company at the Manager's sole discretion. Because the Company may have years in which there is no activity, there may be years in which investors do not receive K-1 tax documents.

Following the close of each fiscal year, within 90 days the Manager shall also endeavor to provide unaudited financial statements and a summary report regarding the Company (subject, however, to extensions filed by the Manager of the Company's tax returns which would also cause such reports to be delayed as reasonably necessary or delays in the receipt of any information which the Manager requires to complete such reports).

Following the close of each fiscal quarter, within 60 days the Manager shall also endeavor to provide unaudited financial statements and a summary report regarding the Company (subject, however, to delays in the receipt of any information which the Manager requires to complete such reports).

Tax returns, reports, summaries, financials, and other relevant documents due to the Member may only be provided electronically.

Confidentiality: A Subscriber's rights to access or receive any information about the Company or its business will be conditioned on the Subscriber's willingness and ability to assure that the information will be used solely by the Subscriber for purposes of monitoring its Interest, and that the information will not become publicly available as a result of the Subscriber's rights to access or receive that information. Each Subscriber will be required to maintain information provided to it about the Company or its business in confidence and not to disclose the information except in certain limited circumstances. The Manager will be entitled to withhold certain Company information from Subscribers who are unable to comply with the Company's confidentiality requirements. The Manager may limit the information that is made available to investors regarding a Project investment.

Certain Tax Considerations: Taxed as a partnership, the Company generally will not be subject to U.S. federal income tax, and each Member subject to U.S. income tax will be required to include in computing its U.S. federal income tax liability its allocable shares of the items of income, gain, loss and deduction of the Company, regardless of whether and to what extent distributions are made by the Company to that Member.

Risk Factors: An investment in the Company and the Company's investment strategy involves significant risks, including those associated with investments in the Company's targeted industry, market, and particular type of contemplated real estate investments. In addition, the Company may not always directly invest in real estate, but rather in another entity or fund which in turn owns a particular real estate asset. In these cases, the many layers of entity structure between an investor and a particular Portfolio Assets means that success is largely outside of the hands of the Company, its Managers, and its principals, as well as any particular investor. An investment in the Company is speculative and involves a high degree of risk. An investor could lose all or a substantial amount of his or her investment in the Company. The Company's performance may be volatile and is suitable only for persons who can afford fluctuations in the value of their capital. The Company has limited liquidity and is suitable only for persons who have limited need for liquidity and who meet the suitability standards set forth in this Memorandum. There is no assurance that the Company will be successful or that its investment objective will be achieved, including the successful completion of the Project or a successful performance of the Portfolio Investments thereof. No secondary market for the Interests is expected to develop, and there are severe restrictions on an Investor's ability to withdraw and transfer Interests. The Company has limited liquidity. See "**Investment Considerations**" in this Memorandum for a detailed list of risk factors, which, in no way are meant to be exhaustive or exclusive.

Each potential Investor should not construe the contents of this Memorandum as legal, tax, investment, or other advice. Each recipient should carefully review this Memorandum and obtain the advice of legal, accounting, tax and other advisors in connection therewith before deciding to invest in the Company.

Investments by Non-U.S. Investors: Investments from non-U.S. investors are permitted at the sole discretion of the Manager.

Legal Counsel to the Company:	M&W Law, PLLC is the counsel for the Company. It must be noted that M&W Law, PLLC is also the counsel for the Manager and the Sponsor of the Company, but may not be the counsel for any underlying Portfolio Investment (or its entity). M&W Law, PLLC, is also ***not*** acting in any investment advisory capacity and has offered no counsel or advice with respect to the terms offered herein, the potential success or profitability of the Project, or the investment outlook.
Accountants to the Company:	The Manager will select an appropriate accountant to handle required operations of the Company.
	The Manager, via the Accountant, **WILL NOT** obtain annual audits. Further, inspection rights and annual/quarterly reporting shall be as stated in the Company Agreement only.
Company Administrator	InvestNext has been engaged as the Company's Administrator. More information can be found, here: https://www.investnext.com/
Amendments	The Company Agreement provides broad discretion to the Manager to amend the Company Agreement without the consent of the Members, provided, however, the Manager may not amend the Company Agreement, or waive or modify any provision of the Company Agreement with respect to any Member, in any way that materially adversely affects the economic interests of a Member's Interest without the consent of the Member. Subscribers are encouraged to read the provisions of the Company Agreement relating to amendments.
Project Disclosure Material	Other than what is contained in this Memorandum and as may be requested by the subscriber, Members have not been provided any disclosure materials or related information relating to the Project as part of this Offering.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Associated with The Project

The ultimate underlying investments of the fund via the Vernafund, whether directly or through another fund, will be in real estate and multifamily commercial development as described in this Memorandum. While real estate investments offer the opportunity for significant gains, those investments also involve a high degree of business and financial risk and can result in substantial losses. There generally will be little or no publicly available information regarding the status and prospects of any particular Portfolio Asset. Many investment decisions by the Manager (for Vernafund) will be dependent upon the ability to obtain relevant information from non-public sources, and the Manager may be required to make decisions without complete information or in reliance upon information provided by third parties that is impossible or impracticable to verify. Similarly, the only information that may be available to the Manager at any time is information that is offered to the Company (via Vernafund) by the Portfolio Assets, and from no other source.

Further, real estate development, multi-family in particular, presents its own inherent, and sometimes dangerous, risks. The development of land, the building of apartments, including the sourcing of architecture and building materials used, approval of soil and foundation security, water availability, sewage, plumbing, electricity and utilities, and other such factors are risky endeavors. In addition, acts of God, all of which are outside the control of the Manager and its contractors, which include fires, flooding, earthquakes, tornadoes, lightning storms, and other such events may impede, delay, or even result in the failure of the Project.

The marketability and value of each investment will depend upon many factors beyond the Portfolio Assets control. The Project may have substantial variations in operating results from period to period, face intense competition, and experience failures or substantial declines in value at any stage. The public market for the Project and/or the Portfolio Assets is extremely volatile – real estate values fluctuate and third parties may not want to invest in the Portfolio Assets. Volatility may adversely affect the development of the Project, the ability of the Company to complete the Project, and the value of the Interests on the date of sale or distribution by the Company. In particular, the receptiveness of the public market to the Project may vary dramatically from period to period. An otherwise successful Project may yield poor investment returns.

Similarly, the receptiveness of potential acquirers to any particular Portfolio Asset will vary over time and, even if a Portfolio Asset is disposed of via a merger, consolidation or similar transaction, the Company's security or other interests in the surviving entity may not be marketable. There can be no guarantee that any Portfolio Asset investment will result in a liquidity event. Generally, the investments made by the Company will be illiquid and difficult to value, and there will be little or no collateral to protect an investment once made. In most cases, investments will be long term in nature and may require many years from the date of initial investment before disposition.

Additionally, an added layer of risk is the fact that the Manager may not always be in control of any particular Portfolio Asset; the Company may simply invest as a silent, limited partner, in similar funds which would hold underlying real property assets. Thus, the success or failure of the Project may, in many cases, be completely outside the control of the Manager.

It is presently anticipated that the investment into the Company may be held for five to seven years (and may be up to 10 years), during which investments will be made in target Portfolio Investments, which, in turn will acquire properties, engage in renovations, and find suitable purchasers, but unforeseen delays, complications, or market conditions may result in a substantial delay and require the Company to hold the Portfolio Investments for an indefinite period of time.

Further Risks Associated with Multi-Family and Rental Properties

The Portfolio Assets are intended to be class-c multi-family commercial real estate development assets for **rental** (and ultimately for sale). Such rentals present unique risks inherent to their nature, as different from other residential, or even commercial real estate ventures. Such risks include, but are not limited to, the additional regulatory and compliance burdens, including additional city ordinances, which are applicable to rental units and landlords (which the Company may be) that may not be applicable to other types of real estate development. The market for rental homes, in particular the nature, style, and demographic for which this Project is targeted toward, may be unique, different, and unanticipated. Such additional factors, not just including those mentioned in this paragraph, may present the Portfolio Assets with additional and unique risks and obstacles against the successful completion of the Project, or may delay the completion of the Project.

If a situation requires it. the Company may be acting as a landlord to tenants at a Portfolio Asset. While the Company will make every effort to ensure qualified and trustworthy tenants are renting at the Portfolio Assets, there can be no guarantees about the outcome of renting to tenants. From time to time, the Company, as a Landlord, may be faced with defaulting tenants and may need to engage in legal litigation, including evictions. In addition, laws and ordinances may from time to time impose rent controls or limit rent increases, which will affect the operational profitability of the Project. Market conditions may also result in financial distress to tenants providing rental incomes, who may in turn be unable to timely pay rental income. This may lead to a significant delinquency or defaults, resulting in reduced operational revenues generated from any particular Portfolio Asset.

Risks Associated with Environmental Concerns

At this time, the Company cannot comment on the environmental suitability of any underlying Portfolio Asset because such investments will be identified over the course of the Company. Accordingly, it is important for prospective Investors to understand that environmental concerns, which if later discovered, would present significant risks to the Portfolio Assets and the ultimate viability and success of the Project. There may be undiscovered hazardous materials in the Portfolio Assets, including but not limited to, asbestos, lead paint, mold, and other harmful substances. There may be undiscovered or later transpiring issues with the Portfolio Assets, including the foundation or the underlying soil. If such substances or issues are later discovered, this would significantly harm the viability and outlook of the Project, result in a significant decrease in value of the Portfolio Assets, and may cost significant extra capital to cure, if curable at all.

In general, real estate assets are subject to numerous statutes, rules, and regulations relating to environmental protection. Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for non-compliance with applicable environmental and health and safety requirements and may be required to investigate and clean up any hazardous or toxic substances at the Portfolio Assets. An owner or operator may also be liable to a governmental entity or to third parties for noncompliance with applicable environmental and health and safety requirements and for property damage and for investigation, monitoring, removal, remediation and clean-up costs incurred by the parties in connection with contamination. These laws typically impose clean up responsibility and liability without regard to whether the owner or operator knew of, was responsible for, or caused the presence of, the contaminants. The cost of investigation, remediation or removal of substances may be substantial, and the presence of substances or the failure to properly remedy the contamination on the Portfolio Assets may adversely affect the Company's ability to sell or rent the Portfolio Assets or to borrow using the Portfolio Assets as collateral.

Risk of Eminent Domain; Casualty Losses

Municipalities and other government subdivisions may, in certain circumstances, seek to acquire real estate that is owned by the Company (or any of its investments) through eminent domain proceedings. While the Company may seek to contest these proceedings, which may be costly and may divert the attention of management from the operation of the Project, there can be no assurance that a municipality or other government subdivision will not succeed in acquiring the subject real estate. There is a risk that the Company will not receive adequate compensation for the subject real estate, or that the Company will not be able to recover all charges associated with divesting the subject real estate.

The Company may or may not maintain insurance on its loans, and thereby the underlying real estate, which would cover it in emergent situations including terrorism, liability, fire, and extended coverage, in amounts believed appropriate relative to the risks to the Company, subject to applicable deductibles. Insurance policies may have an overall cap on coverage, and insurable events may occur sequentially in time while subject to a single overall cap. To the extent insurance proceeds for one event are applied towards a cap and the Company experiences an insurable loss after the event, the Company's receipts from an insurance policy may be diminished or it may not receive any insurance proceeds. There are certain types of losses, however, generally of a catastrophic nature, including those due to earthquakes, floods, hurricanes, pandemics, and other acts of God, which may be uninsurable or not economically insurable. Inflation, changes in building or zoning codes and ordinances, environmental considerations, and other factors may also make it infeasible to use insurance proceeds to repair or replace the subject property if it is damaged or destroyed. Under these circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to subject real estate and the overall Project. There is the potential for exposure in the event of an uninsured or underinsured liability. In addition, the Company may need to initiate litigation in order to collect from an insurance provider, which may be lengthy and expensive, and which ultimately may not result in a financial award.

All of the above, though directly impacting a particular Portfolio Asset, would of course, severely impact the Company's anticipated returns on its Project, and would similarly affect the Company or any other Portfolio Asset/Investment that is similarly so engaged in real estate investments.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on June 14, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus disease (COVID-19) pandemic.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, maintenance and repair activities, supply chain and employee's ability to perform their duties. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the rental business and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in real estate development, construction and rental services for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

The former decline in economic conditions and disruptions to markets could cause us to suffer operating losses, adversely affect our liquidity, and create other business problems for us.

The global and U.S. economies experienced significant declines in 2008 and 2009 from which they have not fully recovered. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. Economic conditions and the real estate markets generally may not fully recover in the near term, in which case, we could experience losses and write-downs of assets and could face capital and liquidity constraints and other business challenges.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our property.

Although we intend to obtain insurance for our property, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged property, as well as the anticipated future cash flows from the property. In addition, if the damaged property is subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if the property was irreparably damaged. In addition, our property may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of our property, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

We are susceptible to weather and natural disasters.

Our real estate operations are vulnerable to natural disasters, such as hurricanes, earthquakes, tsunamis, floods, fires, tornadoes and unusually heavy or prolonged rain, which could damage our real estate holdings and which could result in substantial repair or replacement costs to the extent not covered by insurance, a reduction in property values, or a loss of revenue, and could have an adverse effect on our ability to develop, lease and sell properties. The occurrence of natural disasters could also cause increases in property insurance rates and deductibles, which could reduce demand for, or increase the cost of owning or developing properties.

Uninsured losses may adversely affect our business.

We carry property and liability insurance policies with respect to the property. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, certain properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, we may elect to obtain insurance coverage for "certified acts of terrorism" as defined in the Terrorism Risk Insurance Act of 2002, as amended and reauthorized to date; however, our policies of insurance may not provide coverage for other acts of terrorism. Any losses from such other acts of terrorism might be uninsured. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to our property. This could have an adverse effect on our business and results of operations.

Increasing interest rates may adversely affect us.

An increase in interest rates could decrease the amount debt allowed on the Property, thereby reducing the available cash for distribution.

Climate change may adversely impact our business.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of climate stress events. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in intense precipitation and extreme heat events, as well as tropical and non-tropical storms. We own and operate a building in a coastal location that may be particularly susceptible to climate stress events or adverse localized effects of climate change, such as sea-level rise and increased storm frequency or intensity. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our property, disrupt our operations and negatively impact our financial performance. To the extent these events result in significant damage to or closure of our building, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. In addition, these events could result in significant expenses to restore or remediate a property, increases in fuel (or other energy) prices or a fuel shortage and increases in the costs of insurance if they result in significant loss of property or other insurable damage.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital as a result of, among other factors, our lack of a long track record, our limited number of properties under management, as well as the inherent business risks associated with our company and present and future market conditions. We will require additional funds to execute our business strategy, return of capital and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of the distributions until free cash flow is available, any of which may materially harm our business and results of operations.

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our property, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting our tenants' use of the property.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations and Markets.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level, increases in wildfires and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity.

Risks Related to the Securities

The Common LLC/Membership Interest Units will not be freely tradable until one year from the initial purchase date. Although the Common LLC/Membership Interest Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common LLC/Membership Interest Units. Because the Common LLC/Membership Interest Units have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Common LLC/Membership Interest Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common LLC/Membership Interest Units may also adversely affect the price that you might be able to obtain for the Common LLC/Membership Interest Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein by way of amendment to the Form C. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached (or extended, as the case may be). Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.

Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels and financial conditions.

Insufficient Distributions for Tax Purposes

If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability

The Company's Limited Liability Company Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Company Agreement.

Purchasers Will Not Participate in Management

Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Limited Liability Company Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

Requirement of Additional Capital Contributions

The Company has the right to require Purchasers to make additional capital contributions in the future. This means that in addition to the purchase price of the Securities, the Company may require additional funding in the future which it may demand from you. If you refuse or are unable to make such additional monetary contributions, you may be diluted as an owner of the Company or even removed as an owner of the Company according to the procedures set forth in the Company's organizational documents. Please see the section of this Form C entitled "The Offering and the Securities."

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

THE BUSINESS

The Company has been formed as an investment holding Company for prospective Investors investing via Regulation CF. Ultimately, the Company will invest 100% of raised capital (minus expenses incurred) into a certain Vernafund20, LLC, a Texas limited liability company (the "**Vernafund**").

The Vernafund is a "fund of funds" investment vehicle managed by the Manager, and has been formed to invest in, acquire, develop, rehab, rent, and/or ultimately sell certain class-c value-add multi-family units (all such properties, the "**Portfolio Assets**") typically, but not always, located in the state of Texas (the "**Project**"). Sometimes, the Portfolio Assets may not directly be real estate, but may be securities of another entity or fund, which in turn owns real estate (which is the underlying asset) (the "**Portfolio Investments**"). In these cases, the securities the Company invests in will be considered the Portfolio Assets as well.

The Company will invest an amount equal to the total subscriptions less the amounts reserved for Company expenses and reasonable contingency reserves in the Vernafund, which in turn will do the same and invest in Portfolio Investments at the discretion of the Manager. Sometimes, the Company may not directly control or manage a particular Portfolio Asset, the construction and development of the buildings thereupon, or have any other direct control or participation in the outcome of the Project.
Sometimes, the Portfolio Assets may not directly be real estate, but may be securities of another entity or fund, which in turn owns real estate (which is the underlying asset). In these cases, the securities the Vernafund invests in will be considered the Portfolio Assets as well.

Additional details regarding the Project, the Portfolio Assets, the Portfolio Assets, and the projections thereof can be found in the attached pitch materials (Exhibit D – Pitch Materials).
Market conditions, viability of the Company's operational plans, and such other factors as outlined (on a non-exhaustive basis) in this Memorandum, may greatly affect the Company's currently contemplated strategy of investing in the Portfolio Assets and the overall thesis herein.

VERNAFUND IS A PORTFOLIO COMPANY AND NOT A SINGLE-ASSET SYNDICATION. THERE WILL BE MULTIPLE ASSETS FROM TIME TO TIME, BEING BOUGHT AND SOLD AND THE INVESTORS WILL NOT HAVE A RIGHT TO ADVANCED DUE DILIGENCE ON ANY PORTFOLIO ASSET.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business
APQFUNDMGR, LLC	Manager of the Company and the Vernafund	Less than 1

Litigation: No current or pending litigation.

Intellectual Property
The Company is dependent on the following intellectual property: Not applicable.

Other

The Company conducts business in Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Proceeds	Amount if Minimum Raised	Amount if Maximum Raised
Direct investment into Vernafund 20 LLC	88%	$88,000	$880,000
Soft Costs and Contingency Reserves (includes flat-fee of $99 per investment)	6%	$6,000	$60,000
Intermediary Fees (Commission)	6%	$6,000	$60,000
Total	**100.00%**	**$25,000**	**$250,000**

The Use of Proceeds chart is not inclusive of fees paid for, payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Costs changes as a result of changing conditions in the construction of the Project.

Use of Proceeds by Milestones

As described above, we plan for this offering to have a "*rolling close*." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed.

Milestones:

- **1st Milestone:** $100,000 (minimum target offering amount)
- **Intermediary Milestones**: every additional $100,000 raised until $900,000 will be an additional Milestone
- **Final Milestone**: $1,000,000 (maximum target)

The above chart will be the same for each Milestone. Because the Company is organized to invest in Vernafund20, the rolling closings are intended to allow the Company to continue to invest capital directly into Vernafund20 at intervals well suited to the raise. In other words, the use of proceeds from each Milestone will be the same and will follow the chart above (generally): to continue to build more investment into Vernafund20 on a rolling basis, and ultimately into the Project.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kaylee McMahon, by and through APQFUNDMGR, LLC

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager and Control Member, inception (June 14, 2021) to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Self employed; real estate investor.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common LLC/Membership Interest Units
Amount outstanding	N/A
Voting Rights	Limited
Anti-Dilution Rights	Limited
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Limited
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding: Not applicable.

Ownership

The Company is 100% owned by the subscribers, but 100% controlled by a managing entity. The managing entity is APQFUNDMGR, LLC which is owned 100% by Kaylee McMahon.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering its Common LLC/Membership Interest Units for up to $1,000,000. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the **"Minimum Amount"**). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2021 (the **"Offering Deadline"**) in order to receive any funds (unless otherwise extended). If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the **"Maximum Amount"**) and the additional Securities will be allocated on a first-come first-serve basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust until the Minimum

Amount of investments is reached. The intermediary will notify investors when the target offering amount has been met. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancelation mechanism provided by the intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline or the Closing, whichever comes first, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering early if it provides notice about the new Offering Deadline at least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment" as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through Crowdfund Mainstreet, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6% plus any escrow or cash management fees that exceed the fee collected from investors (flat-fee of $99)

Stock, Warrants and Other Compensation
None.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 100 Common LLC/Membership Interest Units outstanding.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Common LLC/Membership Interest Units." The Company's manager entity determines when and how distributions are made. Distributions are calculated by Pro-rata in proportion to their Member Interests. Distributions are apportioned to holders of Common LLC/Membership Interest Units by The Company intends to make quarterly distributions of cash to the Members when possible. The timing of such distributions shall be in the Manager's discretion and shall, among other things, be subject to the maintenance of adequate reserves.

Available Cash (which is net cash available from operations, and including Refinancing Proceeds and Sale Proceeds) will be distributed 100% to the Members pari passu (pro rata).

The Company will not be required to make special minimum tax distributions to holders of Common LLC/Membership Interest Units, in the event that regular distributions are insufficient to pay such holders' tax liabilities.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Company Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of Common LLC/Membership Interest Units may be required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Common LLC/Membership Interest Units will not be able to transfer their Common LLC/Membership Interest Units without the approval of the Company. All transfers of Common LLC/Membership Interest Units are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of Common LLC/Membership Interest Units upon such holder's withdrawal from the Company.

Voting and Control

The Securities have the following voting rights: Members shall have voting rights in proportion to their respective Percentage Interests but shall not be permitted to vote in most matters.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Common LLC/Membership Interest Units as provided for above in this document.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

• insurance companies;

• tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

• financial institutions or broker-dealers;

• Non-U.S. holders (as defined below);

• U.S. expatriates;

• subchapter S corporations;

• U.S. holders whose functional currency is not the U.S. dollar;

• regulated investment companies and REITs;

• trusts and estates;

• persons subject to the alternative minimum tax provisions of the Code; and

• persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Company Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100-partner limitation. The Company may not comply with this safe harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe harbor, the Company Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Company Agreement unless the allocations provided by the Company Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Company Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Company Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts ("IRAs"), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
  (i) in connection with the purchase or sale of any security? ¨ Yes þ No
  (ii) involving the making of any false filing with the Commission? ¨ Yes þ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities
  dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ¨ Yes
  þ No
If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
  (i) in connection with the purchase or sale of any security? ¨ Yes þ No;
  (ii) involving the making of any false filing with the Commission? ¨ Yes þ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities
  dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ¨ Yes
  þ No
If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
  (i) at the time of the filing of this offering statement bars the person from:
    (A) association with an entity regulated by such commission, authority, agency or officer?
    ¨ Yes þ No
    (B) engaging in the business of securities, insurance or banking? ¨ Yes þ No
    (C) engaging in savings association or credit union activities? ¨ Yes þ No
  (ii) constitutes a final order based on a violation of any law or regulation that prohibits
  fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-
  year period ending on the date of the filing of this offering statement? ¨ Yes þ No
If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
  (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer,
  investment adviser or funding portal ? ¨ Yes þ No
  (ii) places limitations on the activities, functions or operations of such person? ¨ Yes þ No
  (iii) bars such person from being associated with any entity or from participating in the offering of
  any penny stock ? ¨ Yes þ No
If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ¨ Yes þ No
(ii) Section 5 of the Securities Act? ¨ Yes þ No
If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ¨ Yes þ No
If Yes, explain:

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering   statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ¨ Yes þ No
If Yes, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of   the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States PostalService to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ¨ Yes þ No
If Yes, explain:

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Vernafund CF, LLC

August 4, 2021

/s/Kaylee McMahon
Kaylee McMahon, Manager and Control Member of the Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Vernafund CF, LLC

August 4, 2021

/s/Kaylee McMahon
Kaylee McMahon, Manager and Control Member of the Manager

EXHIBITS

Exhibit A   Financial Statements and Certification Letters for Issuer and Co-Issuer
Exhibit B   Certificate of Formation and Company Agreement
Exhibit C   Subscription Agreement
Exhibit D   Copy of Offering Page and Relevant Pitch Materials Associated Therewith

EXHIBIT A
To Form C for Vernafund CF, LLC and Vernafund20, LLC

*Financial Statements and Certification Letters for Issuer and Co-Issuer
follow this Cover Sheet*

Vernafund CF, LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Day Ended June 14, 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vernafund CF, LLC.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of June 14, 2021 and the related statements of operations, statement of cash flows, and the statement of changes in owner's equity for the day then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 6, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 14th, 2021
Vincenzo Mongio

Vernafund CF, LLC.
Standalone Balance Sheet
As of June 14, 2021

	2021
Assets	
Current Assets	
Cash	$ -
Total Current Assets	$ -
Total Assets	$ -
Liabilities	
Total Liabilities	$ -
Owner's Equity	
Owner's Capital	$ -
Retained Earnings	$ -
Net Income	$ -
Total Owner's Equity	$ -
Total Liabilities and Owner's Equity	$ -

Vernafund CF, LLC.
Standalone Statement of Operations
For the Day Ended June 14, 2021

	2021
Income	
Revenue	$ -
Total Income	$ -
Selling, General and Administrative Expenses	
Selling, General and Administrative Expenses	$ -
Total Selling, General and Administrative Expenses	$ -
Net Loss from Operations	$ -

Vernafund CF, LLC.
Standalone Statement of Cash Flows
For the Day Ended June 14, 2021

	2021
Cash flows from Operating Activities:	
Net Loss	$ -
Net Cash provided by Operating Activities	$ -
Cash Flows from Investing Activities:	
Net Cash provided by Investing Activities	$ -
Cash Flows from Financing Activities:	
Net Cash provided by Financing Activities	$ -
Net (decrease) increase in Cash and Cash equivalents	$ -
Cash and Cash Equivalents at the beginning of the period	$ -
Cash and Cash Equivalents at the end of the period	$ -

Vernafund CF, LLC.
Standalone Statement of Changes in Owner's Equity
As of June 14, 2021

	2021
Balance as of 6/14/2021 (Inception)	$ -
Capital Contribution	$ -
Net Income	$ -
Balance as of 6/14/2021	$ -

Vernafund CF, LLC.
Notes to Standalone Financial Statements
June 14, 2021

Note 1 – Organization and Nature of Activities

Vernafund CF, LLC. ("the Company") is formed on June 14, 2021 under the laws of the State of Delaware. The Company is a wholly-owned subsidiary of Vernafund20, LLC, a company which has been formed to invest in, acquire, develop, rehab, rent, and/or ultimately sell certain class-c value-add multi-family units.

The Company will conduct an equity crowdfunding offering during for the purposes of raising operating capital.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

Our standalone financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenues when (a) persuasive evidence that an agreement exists; (b) performance obligations have been fulfilled; (c) the prices are fixed and determinable; and (d) collection of the amounts due is reasonably assured. The company reduces revenue reported by reserving for sales that are expected to be reversed via customer concessions or refunds. This calculation is based on historical data.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, and other miscellaneous expenses.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 14, 2021. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 – Member's Equity

The company is a single-member LLC which is currently owned by Vernafund20, LLC.

Note 5 – Subsequent Events

The Company has evaluated events subsequent to June 14, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 14, 2021, the date these financial statements were available to be issued and determined that no recognition or disclosure is necessary.

Note 6 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 7 – Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which can be described as follows:

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our membership units less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and member approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Vernafund20 LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Months Ended June 22, 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vernafund20 LLC.

We have reviewed the accompanying financial statements of the company which comprise the consolidated balance sheet as of June 22, 2021 and the related consolidated income statements, statement of cash flows, and the statement of changes in owner's equity for the months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 6, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 22, 2021

Vincenzo Mongio

Vernafund20 LLC
Consolidated Balance Sheet
As of June 22, 2021

	6/22/2021	12/31/2020
Assets		
Current Assets		
Cash and Cash Equivalents	$ 3,944	$ -
Total Current Assets	$ 3,944	$ -
Total Assets	$ 3,944	$ -
Liabilities		
Total Liabilities	$ -	$ -
Owner's Equity		
Owner's Capital	$ 4,000	$ -
Retained Earnings	$ -	$ -
Net Income	$ (56)	$ -
Total Owner's Equity	$ 3,944	$ -
Total Liabilities and Owner's Equity	$ 3,944	$ -

Vernafund20 LLC
Consolidated Income Statement
For the Months Ended June 22, 2021 and 12/31/20

	6/22/2021	12/31/2020
Revenue	$ -	$ -
Cost of Goods Sold	$ -	$ -
Gross Profit	$ -	$ -
Selling, General and Administrative Expenses		
Bank Fees	$ 56	$ -
Total Selling, General and Administrative Expenses	$ 56	$ -
Total Operating Income	$ (56)	$ -
Net Loss from Operations	$ (56)	$ -


Vernafund20 LLC
Consolidated Statement of Cash flows
For the Months Ended June 22, 2021


	6/22/2021		12/31/2020
Cash flows from Operating Activities:			
Net Income	$ (56)	$	-
Adjustments to reconcile Net Income to net cash provided by operations:			
Net Cash provided by Operating Activities	$ (56)	$	-
Cash Flows from Investing Activities:			
Net Cash provided by Investing Activities	$ -	$	-
Cash Flows from Financing Activities:			
Owner Contributions	$ 5,000	$	-
Owner Distributions	$ (1,000)	$	-
Net Cash provided by Financing Activities	$ 4,000	$	-
Net (decrease) increase in Cash and Cash equivalents	$ 3,944	$	-
Cash and Cash Equivalents at the beginning of the period	$ -	$	-
Cash and Cash Equivalents at the end of the period	$ 3,944	$	-


Vernafund20 LLC
Consolidated Statement of Changes in Owner's Equity
As of June 22, 2021


Balance as of 11/23/2020 (Inception)	$	-
Capital Contribution	$	-
Capital Distributions	$	-
Net Income	$	-
Balance as of 12/31/2020	$	-
Capital Contribution	$	5,000.00
Capital Distributions	$	(1,000.00)
Net Income	$	(56.00)
Balance as of 6/22/2021	$	3,944.00

Vernafund20 LLC.
Notes to Consolidated Financial Statements
June 22, 2021

Note 1 – Organization and Nature of Activities

Vernafund20, LLC. ("the Company") is formed on November 23, 2020 under the laws of the State of Texas. The Company has been formed to invest in, acquire, develop, rehab, rent, and/or ultimately sell certain class-c value-add multi-family units. On June 14, 2021, Vernafund CF, LLC ("the Subsidiary") is formed under the laws of the State of Delaware. It is a wholly owned subsidiary of Vernafund20 LLC.

The Company will conduct an equity crowdfunding offering during for the purposes of raising operating capital.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenues when (a) persuasive evidence that an agreement exists; (b) performance obligations have been fulfilled; (c) the prices are fixed and determinable; and (d) collection of the amounts due is reasonably assured. The company reduces revenue reported by reserving for sales that are expected to be reversed via customer concessions or refunds. This calculation is based on historical data.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General, and Administrative

Selling, general, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal,

6

and other miscellaneous expenses.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 14, 2021. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 4 – Member's Equity

The company is a single-member LLC.

Note 5 – Subsequent Events

The Company has evaluated events subsequent to June 22, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 22, 2021, the date these financial statements were available to be issued and determined that no recognition or disclosure is necessary.

Note 6 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 7 – Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which can be described as follows:

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our membership units less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and member approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

EXHIBIT B
To Form C for Vernafund CF, LLC

Certificate of Formation and Company Agreement follows this Cover Sheet

CERTIFICATE OF FORMATION
OF
Vernafund CF, LLC

FIRST: The name of the limited liability company is: Vernafund CF, LLC

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this June 14, 2021.

Harvard Business Services, Inc., Authorized Person
By: Michael J. Bell, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:01 AM 06/14/2021
FILED 11:01 AM 06/14/2021
SR 20212436164 - File Number 5998297





Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jose A. Esparza
Deputy Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Vernafund CF, LLC
File Number: 804116250

The undersigned, as Deputy Secretary of State of Texas, hereby certifies that an Application for Registration for the above named Foreign Limited Liability Company (LLC) to transact business in this State has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Deputy Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing the authority of the entity to transact business in this State from and after the effective date shown below for the purpose or purposes set forth in the application under the name of

Vernafund CF, LLC

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 06/18/2021

Effective: 06/18/2021

Jose A. Esparza
Deputy Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555 | Fax: (512) 463-5709 | Dial: 7-1-1 for Relay Services
Prepared by: Angie Hurtado | TID: 10308 | Document: 1059957050003

COMPANY AGREEMENT
For

Vernafund CF, LLC
A Delaware Limited Liability Company

Effective Date:
June 14, 2021

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE LIMITED LIABILITY COMPANY INTERESTS PROVIDED FOR HEREIN. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS REGISTERED AND QUALIFIED UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE FUND, SUCH REGISTRATION AND QUALIFICATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, THE TERMS AND CONDITIONS OF WHICH ARE SET FORTH IN THIS AGREEMENT.

THE SECURITIES REPRESENTED BY THIS AGREEMENT ARE SUBJECT TO AND MAY ONLY BE SOLD, DISPOSED OF OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH CERTAIN RIGHTS OF FIRST REFUSAL AND RIGHTS OF COSALE. SUCH RIGHTS OF FIRST REFUSAL AND RIGHTS OF CO-SALE ARE BINDING ON CERTAIN TRANSFEREES OF THESE SECURITIES.

PURCHASERS OF SECURITIES REPRESENTED BY THIS AGREEMENT SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

COMPANY AGREEMENT

This Company Agreement (this "**Agreement**") of Vernafund CF, LLC, a Delaware limited liability company (the "**Company**"), is dated effective as of June 14, 2021 (the "**Effective Date**") by and among the Company, the Initial Member executing this Agreement as of the date hereof, the Manager (as defined herein), and each other Person who after the date hereof becomes a Member of the Company.

RECITALS

Whereas, the Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware on or about June 14, 2021 (the "**Certificate of Formation**") for the purposes set forth in Section 2.05 of this Agreement; and

Whereas, the Initial Member (now resigning in favor of the Manager), and all other Members desire to enter into this Agreement, setting forth the terms and conditions governing the operation and management of the Company;

Now, Therefore, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by all Parties, the Parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 1.01:

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

> (a)   crediting to such Capital Account any amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

> (b)   debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to the Membership Interest held by such Member means the federal taxable income allocated by the Company to the Member with respect to its Membership Interest (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); provided, that such taxable income shall be computed (i) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to its Membership Interest that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect owners of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect owners of the Member) in such Fiscal Year and all prior Fiscal Years, and (ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately before the distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such distribution;

(c)   the Book Value of all Company assets may, in the sole discretion of the Manager, be adjusted to equal their respective gross Fair Market Values, as reasonably determined by the Manager, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution;

(ii)   the distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company; and

(iii)   the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the State of Delaware are authorized or required to close.

"**Capital Commitment**" means, for each Member, the total amount of cash and cash equivalents and the Book Value of any property or services committed to the Company as stated on each Member's signature page hereto, and to be contributed to the Company as and when called for by the Manager pursuant to the terms of this Agreement.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property or services actually contributed to the Company by such Member. As used in this Agreement, "**Unrecovered Capital Contributions**" shall mean the total Capital Contributions provided by a Member, reduced by distributions made to such Member pursuant to Article 6 of this Agreement (expressly not including the Preferred Return), and "**Recovered Capital Contributions**" shall mean such total amounts of distributions made to a Member (not including the Preferred Return), counted against their total Capital Contributions provided.

"**Certificate of Termination**" means a certificate to be filed upon completion of the winding up and liquidation of the Company as set forth in Section 11.04, which certificate shall be in the form required by § 11.101 of the DLLCA.

"**Code**" means the Internal Revenue Code of 1986.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"**DLLCA**" means the Delaware Limited Liability Company Act.

"**Divorce**" means any legal proceeding to terminate or dissolve, or separate the Marital Relationship of a Member, and includes an action for annulment, legal separation, or similar proceeding that involves a judicial division of joint or marital property of the Member and his or her Spouse.

"**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"**Equity Securities**" means any and all Membership Interests of the Company and any securities of the Company convertible into, exchangeable for, or exercisable for, such Membership Interests, and warrants or other rights to acquire such Membership Interests.

"**Estimated Tax Amount**" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Manager. In making such estimate, the Manager shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as the Manager reasonably determines are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

"**Excluded Securities**" means Equity Securities issued in connection with:

(a)   a grant to any existing or prospective consultants, employees, or officers pursuant to any profits interest plan or similar equity-based plans or other compensation agreement;

(b)   the conversion or exchange of any securities of the Company into Membership Interests, or the exercise of any warrants or other rights to acquire Membership Interests;

(c)   any acquisition by the Company of any equity interests, assets, properties, or business of any Person;

(d)   any merger, consolidation, or other business combination involving the Company;

(e)   the commencement of any Initial Public Offering/Qualified Public Offering or any transaction or series of related transactions involving a Change of Control;

(f)   an equity split, payment of distributions, or any similar recapitalization; and

(g)   any private placement of warrants to purchase Membership Interests to lenders or other institutional investors (excluding the Members) in any arm's length transaction providing debt financing to the Company (the "**Financing Warrants**") where such Financing Warrants, together with all the then outstanding Financing Warrants, are not equal to and not convertible into an aggregate of more than 5% of the outstanding Equity Securities on a fully diluted basis at the time of the issuance of such Financing Warrants, in each case, approved in accordance with the terms of this Agreement.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Manager (or, a third-party selected by the Manager at the Manager's discretion) on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"**Independent Third Party**" means, with respect to any Member, any Person who is not an Affiliate or other Permitted Transferee of such Member.

"**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"**Liquidity Event**" means, with respect to the Company: 1) the consummation of a sale, transfer, conveyance, or other disposition of Portfolio Assets resulting in net positive cash proceeds to the Company; or 2) a refinance of the Company or any significant Portfolio Asset resulting in net positive cash proceeds to the Company.

"**Majority**" means one or more Members having among them more than fifty percent (50%) of the issued and outstanding Membership Interests.

"**Manager**" means **APQFUNDMGR, LLC**, or such other Person as may be designated or become the Manager pursuant to the terms of this Agreement. The Manager shall constitute a "manager" (as that term is defined in the DLLCA) of the Company. The Manager is also the Sponsor and the "**Initial Member**" of the Company.

"**Marital Relationship**" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"**Member**" means each Person who has executed this Agreement or a counterpart thereof and who is hereafter admitted as a Member in accordance with the terms of this Agreement and the DLLCA (each, a "**Member**"), in each case so long as such Person is shown on the Company's books and records as the owner of Membership Interests. The Members shall constitute "members" (as that term is defined in the DLLCA) of the Company. The Members shall be "**Participating Members**" and "**Non-Participating Members**", as designated by Membership Class below. The rights, duties, obligations, and interest of all Members are as per their Membership Class designation and as outlined in this Agreement.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Membership Interest**" or "**Member Interest**" means an interest in the Company owned by a Member, which may be expressed as a "**Membership Unit(s)**" or "**Membership Interest Percentages**",, including such Member's right (a) to its distributive share of Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company; (b) to its distributive share of the assets of the Company; (c) to vote on, consent to, or otherwise participate in any decision of the Members as provided in this

Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the DLLCA. The Membership Interest of each Member shall be expressed as a percentage interest and is likely to be the same proportion of such Member's total Capital Contribution, though may not necessarily be so. The sum of the Members' Interests shall, at all times, be one hundred percent (100%).

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a)   any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b)   any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(I) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c)   any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d)   any items of depreciation, amortization, and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e)   if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704 1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Outside Date**" means ten (10) years from the date of formation of the Company, provided, however that the Manager, in its sole and absolute discretion, may extend such date.

"**Offering**" means the initial offering of Membership Interests conducted by the Company pursuant to a private placement memorandum (the "**PPM**") dated effective on or about June 14, 2021, in reliance of Regulation CF of the Securities Act.

"**Permitted Transfer**" means a Transfer of Membership Interests carried out pursuant this Agreement.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Project**" means to directly invest into a certain Vernafund20, LLC, a Texas limited liability company (the "**Vernafund**"), which is also governed by the Manager and which, in turn, will acquire, develop, rent-for-income, and ultimate sell multi-family properties (Portfolio Assets) or invest in the Portfolio Investments for investment purposes.

"**Portfolio Assets**" means any and all real property assets acquired by, and titled in the name of, the Vernafund or the Company (as the context requires) from time to time and as consistent with the Project.

"**Portfolio Investments**" means any and all securities of another entity or fund, which in turn owns a Portfolio Asset.

"**Related Party Agreement**" means any agreement, arrangement, or understanding between the Company and any Manager, Member, Officer (or other employee) of the Company or any Affiliate of a Manager, Member, Officer (or other employee) of the Company; in each case, as such agreement may be amended, modified, supplemented, or restated in accordance with the terms of this Agreement.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"**Securities Act**" means the Securities Act of 1933 and the rules and regulations thereunder, which shall be in effect at the time.

"**Sponsor**" means the Manager.

"**Spouse**" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any person in a Marital Relationship with a Member.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Super Majority**" means one or more Members having among them at least sixty-six percent (66.00 %) of the Membership Interests of all Members.

"**Tax Amount**" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to its Membership Interest.

"**Tax Rate**" of a Member, for any period, means the highest effective marginal combined federal, state, and local tax rate applicable to an individual residing in Dallas, Delaware (or, if higher, a corporation doing business in Dallas, Delaware), taking into account (a) the character (for example, long-term or short-term capital gain, ordinary, or exempt) of the applicable income and (b) if applicable, the deduction under IRC Section 199A.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interests owned by a Person or any interest (including a beneficial interest) in any Membership Interests owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

Section 1.02   Interpretation. For purposes of this Agreement: (a) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) unless otherwise expressly stated, the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole.

The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms.

Unless the context otherwise requires, references herein: (x) to Articles, Sections, Exhibits, and Schedules mean the Articles and Sections of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.

This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Any terms expressly defined elsewhere in this Agreement shall be as defined therein.

ARTICLE II
ORGANIZATION

Section 2.01   Formation.

(a)   The Company was formed by the Initial Member on or about June 14, 2021, pursuant to the provisions of the DLLCA, upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware.

(b)   This Agreement shall constitute the "company agreement" (as that term is used in the DLLCA) of the Company. The rights, powers, duties, obligations, and liabilities of the Members and the Manager shall be determined pursuant to the DLLCA and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member or the Manager are different by reason of any provision of this Agreement than they would be under the DLLCA in the absence of such provision, this Agreement shall, to the extent permitted by the DLLCA, control.

Section 2.02   Name. The name of the Company is "**Vernafund CF, LLC**" or such other name or names as may be designated by the Manager; provided, that the name shall always contain the words "Limited Liability Company" or "Limited Company" or an abbreviation of one of those phrases. Amendments to the Certificate of Formation or this Agreement to reflect any such name change may be made by the Manager without the consent of the Members. The Manager shall give prompt notice to the Members of any change to the name of the Company and any related amendment to the Certificate of Formation or this Agreement. The Company may conduct business under any assumed or fictitious name required by Applicable Law or otherwise deemed desirable by the Manager.

Section 2.03   Principal Office. The principal office of the Company is as stated in the Certificate of Formation, or such other place as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 2.04   Registered Office; Registered Agent.

(a)   The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by the DLLCA and Applicable Law.

(b)   The registered agent for service of process on the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Manager may designate from time to time in the manner provided by the DLLCA and Applicable Law.

Section 2.05   Purpose; Powers.

(a)   The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the DLLCA and to engage in any and all activities necessary or incidental thereto. Without limiting the generality of the preceding sentence, the primary purpose of the Company is to undertake the Project.

(b)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the DLLCA.

Section 2.06   Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually until the Company is terminated in accordance with the provisions of this Agreement.

ARTICLE III
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 3.01   Capital Contributions. With the execution of this Agreement by each Member, each Member will commit to an amount of capital it desires to invest commensurate with its desired Membership Class (a "**Capital Commitment**") and as so set forth opposite such Member's name on the Signature Page herein, and has made (or will make) a Capital Contribution under such Capital Commitment in the amounts called for by the Manager and is deemed to own Membership Interests therein designated, with all rights, duties, obligations, and interests therein belonging as outlined in this Agreement. The Manager shall maintain, keep in confidence, and update the Members Schedule upon the issuance or Transfer of any Membership Interests to any new or existing Member in accordance with this Agreement.

THE MANAGER EXPRESSLY RESEVES THE RIGHT TO INCREASE OR DECREASE THE TOTAL NUMBER OF UNITS AVAILABLE FOR PURCHASE AT ITS SOLE DISCRETION. The Members (other than the Manager and the Sponsor, if such Manager is or ever becomes a Member) shall not be entitled to see the Membership Interest Percentages or Membership Classes of any of the other Members. The Manager may also, at its discretion, establish one or more Membership Classes without the notice or consent of any Member.

Section 3.02 **Capital Calls; Failure to Contribute.**

(a) **Capital Calls.** Capital Contributions *up to the amount of each Member's Capital Commitment* may be called at times and in amounts in the sole discretion of the Manager for the benefit of the Company. Such Capital Calls shall only be made with the consent of the Manager upon a duly noticed Capital Call (defined herein). In the event that the Manager elects, in its sole discretion, to call for any and all remaining unpaid capital commitment amounts from the Members as additional contributions (each a "**Capital Call**"), all Members shall be required to participate on a pro rata basis with such Members' then current Membership Interest Percentage up to their total Capital Commitments. A Capital Call, when issued, shall be issued by the Manager in writing to all the Members and shall provide for a funding/participation deadline of not less than FIFTEEN (15) business days from the date of the Capital Call notice. The Manager may, at its sole discretion, require the Capital Call to be fulfilled only by Members that are not the Manager (the "**Contributing Members**"). In such event each Contributing Member's portion of the Capital Call ("**Member Call Amount**") shall be determined from a percentage determined from a fraction the numerator of which is each Contributing Member's Membership Interest Percentage and the denominator of which is that sum of all Contributing Members' Membership Interest Percentages. In addition, if the Manager determines that additional capital is required to fund the operations of the Company beyond the aggregate Capital Commitments of all the Members, the Manager may make a Capital Call for such additional capital contributions, the requirements for such shall be the same as specified in this Section as a "Capital Call", and/or the Manager may initiate a subsequent Offering.

(b) **Failure to Company Capital Call; Penalty Capital Adjustment**. If a Contributing Member does not contribute all or any portion of its Member Call Amount (a "**Non-Contributing Member**") the Manager, may:

(i) Charge the Non-Contributing Member interest at a rate equal to the Prime Rate plus 2.00% on unpaid amounts in respect of its obligation to make a Capital Contribution, from and after the original due date until the payment in full of all amounts due and, to the extent allowed by the terms of the Company's indebtedness, such unpaid amounts shall be secured by the Non-Contributing Member's Interest and their Remaining Capital Commitment, and may be offset by distributions payable to them *except* that this penalty may not be assessed if a Capital Call is for capital beyond the aggregate Capital Commitments of the Members; and/or

(ii) cause the reduction of the Non-Contributing Member's Membership Interest Percentage by an amount determined as the product of multiplying the Non-Contributing Member's Membership Interest Percentage by a percentage determined by dividing the amount of the Default Member Call Amount by the total amount of the Capital Call; and/or

(iii)   charge a punitive, one-time administrative fee for late payments, at the discretion of the manager *except* that this penalty may not be assessed if a Capital Call is for capital beyond the aggregate Capital Commitments of the Members.

Section 3.03   Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 3.03. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a)   Each Member's Capital Account shall be increased by the amount of:

(i)   such Member's Capital Contributions, including such Member's initial Capital Contribution and any additional Capital Contributions; and

(ii)   any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE V.

(b)   Each Member's Capital Account shall be decreased by:

(i)   the cash amount or Book Value of any property distributed to such Member pursuant to ARTICLE VI and Section 11.03(d);

(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE V; and

(iii)   the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section 3.04   Succession Upon Transfer. In the event that any Membership Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Membership Interests and, subject to Section 5.07, shall receive allocations and distributions pursuant to ARTICLE V, ARTICLE VI, and ARTICLE XI in respect of such Membership Interests.

Section 3.05   Negative Capital Accounts. In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon termination or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or termination in contravention of this Agreement.

Section 3.06   No Withdrawals From Capital Accounts. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement. No Member shall receive any interest, salary, or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section 3.07   Treatment of Loans From Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital

Account, other than to the extent provided in Section 3.03(a), if applicable. No Member may provide a loan to the Company except with the written approval of the Manager and the Sponsor.

Section 3.08   Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury Regulations, the Manager may authorize such modifications without the consent of any Member.

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ARTICLE IV
MEMBERS

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Section 4.01   Voting and Participation.

(a)   **Management Reserved to Manager.** Except as provided in this Agreement, no Member that is not the Manager shall take part in the control of any aspect of the Company's business, including the Project, or to transact any business in the Company's name, or have the power to sign documents for or otherwise bind the Company. *For the avoidance of any doubt, it is expressly the Members' intention to give the Manager broad discretion in the operations, governance, and management of the Company, the Portfolio Assets, and of the Project.*

(b)   **Voting Mechanism of Members.** Notwithstanding the above and without contradicting the same, in the event that the Members are required under this Agreement or by applicable law to participate by approving any action or measure of the Company, such action or measure shall be approved if the holders of a Majority of Membership Interests so approve. Meetings of the Members may be called by (i) the Manager or (ii) a Member or group of Members holding at least a Majority of the Membership Interests. Such a meeting must be called, in writing, with not less than THREE (3) business days' notice to all the Members entitled to participate. Any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes. A record shall be maintained by the Managers of each such action taken by written consent of a Member or Members.

Section 4.02   Admission of New Members.

(a)   New Members may be admitted from time to time at the sole discretion of the Manager, and upon such terms as determined by the Manager in its sole discretion, including but not limited to, the admission of new Members in new Membership Classes, any payment of "interest" or "true up/equalization" amounts due to the other Members in joining the Company after the Initial Offering.

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer (including a Permitted Transfer) of Membership Interests, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of a Subscription Agreement or any other document(s) that the Manager may deem necessary or appropriate. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including the receipt by the

Company of payment for the issuance of Membership Interests, such Person may be admitted as a Member and deemed listed as such on the books and records of the Company. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.03.

Section 4.03   No Personal Liability. Except as otherwise provided in the DLLCA, by Applicable Law, or expressly in this Agreement, no Member or Manager will be liable or obligated personally for any debt, obligation, or liability of the Company or of the other Members, whether arising in contract, tort, or otherwise, including a debt, obligation, or liability under a judgment, decree, or order of a court, solely by reason of being a Member or Manager.

Section 4.04   No Withdrawal. Unless agreed to by the Sponsor and Manager, in writing, no Member shall not have the ability to withdraw or resign as a Member prior to the winding up and termination of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the winding up and termination of the Company shall be null and void. As soon as any Person who is a Member ceases to hold a Membership Interest, such Person shall no longer be a Member.

Section 4.05   No Interest in Company Portfolio Assets. No real or personal property of the Company, including interests in the Verna fund and the underlying Portfolio Assets, shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company or its established subsidiaries and special purpose vehicles. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 4.06   Certification of Membership Interests.

(a)   The Manager shall **not** be required to issue certificates to the Members representing the Membership Interests held by such Member. Membership Interests shall be evidenced this Agreement.

(b)   In the event that the Manager elects to issue certificates representing Membership Interests in accordance with this Section, then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Membership Interests shall bear a legend substantially in the following form:

THE MEMBERSHIP INTEREST REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO A COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, HYPOTHECATION, ENCUMBRANCE, OR OTHER DISPOSITION OF THE MEMBERSHIP INTEREST REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH COMPANY AGREEMENT.

THE MEMBERSHIP INTEREST REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, GIFTED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION

STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

The above disclaimer shall also be incorporated as an agreed term and acknowledged representation of every member.

Section 4.07   Similar or Competitive Activities; Business Opportunities. Nothing contained in this Agreement shall prevent any Member or Manager or any of their Affiliates from engaging in any other activities or businesses, regardless of whether those activities or businesses are similar to or competitive with the Company. None of the Members or Managers nor any of their Affiliates shall be obligated to account to the Company or to the other Members for any profits or income earned or derived from such other activities or businesses. None of the Members nor any of their Affiliates shall be obligated to inform the Company or the other Member of a business opportunity of any type or description.

ARTICLE V
ALLOCATIONS

Section 5.01   Allocation of Net Income and Net Loss. Except as otherwise provided in this Agreement, Net Income and Net Loss (including individual items of profit, income, gain, loss, credit, deduction and expense) of the Company will be allocated among the Members in a manner such that the Capital Account balance of each Member, immediately after making that allocation, is, as nearly as possible, equal (proportionately) to the Distributions that would be made to that Member pursuant to Article VI if the Company were dissolved, its affairs wound up and its assets sold for cash, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Fair Market Value of the assets securing that liability), and the net assets of the Company were distributed in accordance with Article VI to the Members immediately after making that allocation, adjusted for applicable special allocations, computed immediately prior to the hypothetical sale of assets.

Section 5.02   Allocation Rules. In the event that Members are issued Interests on different dates, the Net Income or Net Loss allocated to the Members for each Fiscal Year during which Members receive Membership Interests will be allocated among the Members in accordance with Section 706 of the Internal Revenue Code, using any convention permitted by law and selected by the Manager. For purposes of determining the Net Income, Net Loss and individual items of income, gain, loss credit, deduction and expense allocable to any period, Net Income, Net Loss and any other items will be determined on a daily, monthly or other basis, as determined by the Manager using any method that is permissible under Section 706 of the Code and the Treasury Regulations. Except as otherwise provided in this Agreement, all individual items of Company income, gain, loss and deduction will be divided among the Members in the same proportions as they share Net Incomes and Net Loss for the Fiscal Year or other period in question.

Section 5.03   Limitation on Allocation of Net Losses. There will be no allocation of Net Losses to any Member to the extent that the allocation would create a negative balance in the Capital Account of that Member (or increase the amount by which that Member's Capital Account balance is negative).

Section 5.04   General Tax Allocations. Except as otherwise provided in this Section 5.4, the taxable income or loss of the Company will be allocated pro rata among the Members in the same manner as the corresponding items of Net Income, Net Loss and separate items of income, gain, loss, credit, deduction and expense (excluding items for which there are no related tax items) are allocated among the Member for Capital Account purposes.

Section 5.05   Regulatory and Special Allocations. Notwithstanding the provisions of Section 5.04:

(a)   *Minimum Gain Chargeback.* In the event there is a net decrease in the Company Minimum Gain during any Fiscal Year, the minimum gain chargeback provisions described in Sections 1.704-2(f) and (g) of the Treasury Regulations will apply.

(b)   *Member Minimum Gain Chargeback.* In the event there is a net decrease in Member Minimum Gain during any Fiscal Year, the partner minimum gain chargeback provisions described in Section 1.704-2(i) of the Treasury Regulations will apply.

(c)   *Qualified Income Offset.* In the event a Member unexpectedly receives an adjustment, allocation or Distribution described in of Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations, which adjustment, allocation or Distribution creates or increases a deficit balance in that Member's Capital Account, the "qualified income offset" provisions described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations will apply.

(i)   *Nonrecourse Deductions.* Nonrecourse Deductions will be allocated in accordance with and as required in the Treasury Regulations.

(ii)   *Member Nonrecourse Deductions.* Member Nonrecourse Deductions will be allocated to the Members as required in Section 1.704-2(i)(1) of the Treasury Regulation.

(iii)   *Intention.* The special allocations in this Section 5.05 are intended to comply with certain requirements of the Treasury Regulations and will be interpreted consistently. It is the intent of the Members that any special allocation pursuant to this Section will be offset with other special allocations pursuant to this Section. Accordingly, special allocations of Company income, gain, loss or deduction will be made in such manner so that, in the reasonable determination of the Manager, taking into account likely future allocations under this Section, after those allocations are made, each Member's Capital Account is, to the extent possible, equal to the Capital Account it would have been were this Section not part of this Agreement.

(d)   *Recapture Items.* In the event that the Company has taxable income in any Fiscal Year that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) will include a proportionate share of this recapture income equal to that Member's share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(e)   *Tax Credits and Similar Items.* Allocations of tax credits, tax credit recapture, and any items related thereto will be allocated in those items as determined by the Manager considering the principles of Treasury Regulation Section 1.704-1(b)(4)(ii).

(f)   *Consistent Treatment.* All items of income, gain, loss, deduction and credit of the Company will be allocated among the Members for federal income tax purposes in a manner consistent with the allocation under this Section. Each Member is aware of the income tax consequences of the allocations made by this Agreement and hereby agrees to be bound by the provisions of this Agreement in reporting its share of Company income and loss for income tax purposes. No Member will report on its tax return any transaction by the Company, any amount allocated or distributed from the Company or contributed to the Company inconsistently with the treatment reported (or to be reported) by the Company on its tax return nor take a position for tax purposes that is inconsistent with the position taken by the Company.

(g)   *Modifications to Preserve Underlying Economic Objectives.* If, in the opinion of counsel or other advisor to the Company, there is a change in the Federal income tax law (including the Code as well as the Treasury Regulations, rulings, and administrative practices thereunder) which makes modifying the allocation provisions of this Section necessary or prudent to preserve the underlying economic objectives of the Members as reflected in this Agreement, the Manager will make the minimum modification necessary to achieve that purpose.

Section 5.06   Allocation of Excess Nonrecourse Liabilities. "Excess nonrecourse liabilities" of the Company as used in Section 1.752-3(a)(3) of the Treasury Regulations will first be allocated among the Member pursuant to the "additional method" described in that section and then in accordance with the manner in which the Manager expects the nonrecourse deductions allocable to those liabilities will be allocated.

Section 5.07   Allocations in Respect of Transferred Membership Interests. In the event of a Transfer of Membership Interests during any Fiscal Year made in compliance with the provisions of ARTICLE VIII, Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company attributable to such Membership Interests for such Fiscal Year shall be determined using the interim closing of the books method.

Section 5.08   Allocations in Year of Completion of Project or Liquidation Event. Notwithstanding anything else in this Agreement to the contrary, the Parties intend for the allocation provisions of this Article V to produce final Capital Account balances of the Members that will permit final Distributions to be made pursuant to the order set forth in this Agreement. To the extent that the allocation provisions of this Article V would fail to produce the final Capital Account balances, the Manager may elect, in its sole discretion, to (a) amend those provisions if and to the extent necessary to produce that result and (b) reallocate income and loss of the Company for prior open years (including items of gross income and deduction of the Company for those years) among the Members to the extent it is not possible to achieve that result with allocations of items of income (including gross income) and deduction for the current year and future years, as approved by the Manager. This Section 5.8 will control notwithstanding any reallocation or adjustment of taxable income, taxable loss, or related items by the Internal Revenue Service or any other taxing authority. The Manager will have the power to amend this Agreement without the Consent of the other Members, as it reasonably considers advisable, to make the allocations and adjustments described in this Section 5.8. To the extent that the allocations and adjustments described in this Section 5.8 result in a reduction in the Distributions that any Member will receive under this Agreement compared to the amount of the Distributions that Member would receive if all those Distributions were made pursuant to the order set forth in this Agreement, the Company may make a guaranteed payment (within the meaning of Section 707(c) of the Code) to that Member (to be made at the time that Member would otherwise receive the Distributions that have been reduced) to the extent that payment does not violate the requirements of Sections 704(b) and 514(c)(9)(E) of the Code or may take other action as reasonably determined by the Manager to offset that reduction.

ARTICLE VI
DISTRIBUTIONS

Section 6.01   **General Reserve for Operations**. Generally, the Company will first use available assets and cash to repay outstanding debts, obligations, and operating expenses of the Project, prior to making any distributions. The Company shall also maintain a sufficient reserve for anticipated and projected expenses, such sufficiency to be determined by the Manger in its sole discretion.

Section 6.02   **Distributions.** From time to time, the Manager shall determine, in its sole but reasonable judgement to what extent the Company's cash on hand exceeds its current and anticipated needs, including, without limitation, items outlined in Section 6.01 above, for operating expenses, debt service and debt repayments, obligations, and a reasonable contingency reserve. If such an excess exists, then it shall make a distribution 100% to all Members on a pro-rata basis in accordance with their Membership Interest Percentages.

Section 6.03   **Carried Interest Profit Allocation to the Manager.** Notwithstanding the foregoing of Sections above, to the extent that any profits are allocated to the Manager in any fiscal year hereunder, the Manager shall timely receive at least a minimum distribution equal to the tax obligations it will incur as a result of such allocation. For the avoidance of any doubt such distribution shall still be included as a part of, and shall not be in addition to, the total amount of profits the Manager is entitled to receive under this Agreement; the terms of this Section are meant only as an advance to cover the tax obligations of the Manager as may be incurred in its capacity as Manager.

Section 6.04   **No Obligation.** Nothing in this Agreement shall obligate the Manager to cause a distribution to any Member, though the distributions herein are currently anticipated. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to the Members if such distribution would violate § 101.206 of the DLLCA or other Applicable Law.

Section 6.05   **Tax Withholding; Withholding Advances.** The Company shall not withhold or advance tax payments to the Members except as may be required by law if the Member is a non-U.S. Person; each Member shall be solely responsible for its own tax liabilities arising out of or accrued in connection with this Agreement or its Membership Interest in Company.

Section 6.06   **No Creditor Status.** A Member will not have the status of, and is not entitled to the remedies available to, a creditor of the Company with regard to Distributions that a Member may be entitled to receive pursuant to this Agreement and the DLLCA.

ARTICLE VII
MANAGEMENT

Section 7.01   **Management of the Company.** The business and affairs of the Company shall be managed, operated, and controlled by and under the sole direction of the Manager, who shall be permitted to act alone on behalf of the Company. The Manager shall have, and is hereby granted, sole, full, and complete power, authority, and discretion for, on behalf of, and in the name of the Company, to take such actions as it may deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, including with respect to the Project, to the full extent permissible under the law. For the avoidance of any doubt, it is expressly the intention of the Members to be "silent" investors into the Company and to take no material part in the management of the Company, the Project, or the Portfolio Assets.

Section 7.02   **Number and Term of Managers.**

(a)	The Company shall be managed by one Manager, who is "**APQFUNDMGR, LLC**".

(b)	Each Manager, including the initial Manager named in this Agreement, shall serve until a successor has been elected and qualified or until the Manager's earlier death, resignation, or removal.

**Section 7.03	Removal; Resignation, Vacancies.**

(a)	The Manager may not be removed except by its own voluntary resignation hereunder. The Manager may resign at any time by giving five (5) days' written notice to the Company. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Company's acceptance of a resignation shall not be necessary to make it effective.

(b)	If the Manager is removed or resigns, it shall designate a successor Manager in its sole discretion as soon as reasonably possible.

**Section 7.04	No Member Participation.** Except as expressly provided otherwise in this Agreement or by operation of law, the Members shall have no rights or powers to take part in the management and control of the Company and its business and affairs, and shall have no power or authority to act for or on behalf of the Company, or bind the Company under agreements or arrangements with third parties. For the avoidance of any doubt, the Members shall have the right to vote only on matters explicitly set forth on this Agreement.

**Section 7.05	Fees and Reimbursement of Manager and its Principals/Affiliates/Third Parties.** The Manager, the Sponsor, and its principals shall be entitled to a prompt reimbursement of all reasonable expenses incurred by it on behalf of the Company. The Manager is taking no fees from the Company, though it is due fees and distributions of cash from the Vernafund.

**Section 7.06	Officers.** The Manager may appoint individuals as officers of the Company (the "**Officers**") as it deems necessary or desirable to carry on the business of the Company and the Manager may delegate to the Officers such power and authority as the Manager deems advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Manager or until his earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager, with or without cause, at any time. A vacancy in any office occurring because of death, resignation, removal, or otherwise, may, but need not, be filled by the Manager.

**Section 7.07	No Personal Liability; Conflicts.** Except as otherwise provided in the DLLCA, by Applicable Law, or expressly in this Agreement, the Manager will not be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, including a debt, obligation, or liability under a judgment, decree, or order of a court, solely by reason of being or acting as a Manager. The Manager shall also not be obligated to devote all of its time or business efforts to the affairs of the Company, provided, however, that the Manager shall devote such time, effort, and skill as it determines in its sole discretion may be necessary or appropriate for the proper operation of the Company. The Manager may have other business interests and may engage in other activities in addition to those related to the Company, and the Manager and their Affiliates may engage in or possess any interest in other business ventures of any kind, nature, or description, independently or with others, whether such ventures are competitive with the Company or otherwise, and neither the Company nor any Member shall have the right to share or participate in such other investments or activities or to the income delivered therefrom, solely by virtue of this Agreement.

ARTICLE VIII
TRANSFER

Section 8.01   General Restrictions on Transfer.

(a)   Except as otherwise expressly provided in this Article, no Member may Transfer all or any portion of its Membership Interests without (i) providing the Manager with a written opinion of counsel regarding the compliance of the proposed Transfer with all applicable securities laws and (ii) obtaining prior written approval of the Manager, which approval may be withheld, conditioned, or delayed in the Manager's sole and absolute discretion. Any attempted Transfer in violation of this Article will be null and void *ab initio*, and will not bind the Company.

(b)   Notwithstanding the foregoing, the Manager and the Organizer will be allowed to Transfer its Membership Interests to an Affiliate, *provided* that the principals of the Manager or Organizer, as applicable, continue to control the Interests. In addition, the Organizer will be allowed to re-organize its structure, including dissolving its entity structure and distributing its Membership Interests in the Company to its principals, without approval of the Manager or other Members, *provided, however*, that the same principals continue to control the Interests thereafter.

Section 8.02   Further Restrictions on Transfers. Notwithstanding anything in this Agreement to the contrary, in addition to any other restrictions on a Transfer of an Membership Interest, no Membership Interest may be Transferred (a) without compliance with the Securities Act and any other applicable securities or "blue sky" laws, (b) if, in the determination of the Manager, the Transfer could result in the Company not being classified as a partnership for federal income tax purposes, (c) if, in the determination of the Manager, the Transfer could cause the Company to become subject to the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), (d) if, in the determination of the Manager, the Transfer would cause a termination of the Company under any applicable law, or (e) the transferee is a minor or incompetent.

Section 8.03   Permitted Transfers. Except for the requirement to receive approval from the Manger, all other restrictions upon Transfer specified in Section 8.1 will not apply to any Transfer (a) by a Member who is an individual to (i) that Member's spouse, ex-spouse or domestic partner; (ii) that Member's or Member's spouse's lineal descendants; (iii) any family limited partnership or other entity controlled (which for this purpose shall require that the Member own more than 50% of the equity securities of that entity) by that Member, (iv) a trust established solely for the benefit of that Member, Member's spouse or lineal descendants without regard to age, and (v) from any trust to the beneficiaries of that trust; or (b) by a Member to another Member (each transferee, a "**Permitted Transferee**"); provided, however, that the Permitted Transferee (other than a Person who is already a Member) pursuant to the foregoing clauses (a), (b) and (c) agrees in writing to become a party to this Agreement and to be subject to the terms and conditions of this Agreement. Notwithstanding the foregoing in this Section 8.3, any permitted Transfer must be approved by the Manager, which approval will not be unreasonably withheld.

Section 8.04   Manager Special Right of Reclamation of Interests. The Company shall have the right, but not be obligated to, cause the withdrawal of any Member (each a "**Holder**") as to any or all of Membership Interests then owned by such Holder (the "**Reclaim Right**") by giving such Holder a written notice (the "**Reclaim Notice**") at least 30 days prior to the date of **reclamation**. The Reclaim Notice shall set forth the amount of Membership Interests to be reclaimed (the "**Reclaim Shares**") and the date (the

"**Reclaim Date**") on which such Reclaim Shares are to be reclaimed by the Company (such date not to be more than 120 nor less than 30 days after the date of the Reclaim Notice). The Holder shall be due a return of capital in such an event which shall be calculated as follows: the fair market value of the Reclaim Shares as calculated by an independent third-party who is competent to issue such valuation, at the discretion of the Manager (the "**Reclaim Price**"). On the Reclaim Date, the Company shall tender to the Holder an amount equal to the number of Reclaim Shares multiplied by the Reclaim Price. The Company may assign the Reclaim Right to one or more persons (as a "**purchase right**"), including the Sponsor or the Manager, without approval of the Holder. Upon timely exercise of the Reclaim Right in the manner provided in this Section, the Holder shall execute all necessary and required documents in order to withdraw from the Company, free and clear of all liens, charges and encumbrances, and shall cease to be a Member of Company. Each Member hereby irrevocably agrees to the terms of this Section 8.04.

Section 8.05   **Admission of Transferee as a Member.** A Transfer permitted by the Manager will only transfer the rights of an assignee as set forth in Section 8.6 unless (a) the transferee is a Member or is admitted as a Member and (b) payment to the Company of a transfer fee in cash which is sufficient, in the Manager's sole determination, to cover all reasonable expenses incurred by the Company in connection with the Transfer and admission of the transferee as a Member.

Section 8.06   **Involuntary Transfer of Interests.** In the event of any involuntary transfer of Interests to a Person, that Person will have only the rights of an assignee set forth in Section 8.6 with respect to those Interests.

Section 8.07   **Rights of an Assignee.** An assignee has no right to vote, receive information concerning the business and affairs of the Company and is entitled only to receive Distributions and allocations attributable to the Interest held by the assignee as determined by the Manager and in accordance with this Agreement.

Section 8.08   **Enforcement.** The restrictions on Transfer contained in this Agreement are an essential element in the ownership of an Interest. Upon application to any court of competent jurisdiction, a Manager will be entitled to a decree against any Person violating or about to violate those restrictions, requiring their specific performance, including those prohibiting a Transfer of all or a portion of its Interests.

Section 8.09   **Death or Disability of a Member.** Upon the Disability or death of a Member, that Member will cease to be a member of the Company and that disabled Member or the legal representative of that deceased Member's estate (or the trustee of a living trust established by that deceased Member if that Member's Interests have been transferred to a trust) will have the rights only of an assignee.

Section 8.10   **Compulsory Redemption.** The Manager may, by notice to any Member, force the sale of all or a portion of that Member's Interest on terms as the Manager determines to be fair and reasonable, or take other action as it determines to be fair and reasonable in the event that the Manager determines or has reason to believe that: (i) that Member has attempted to effect a Transfer of, or a Transfer has occurred with respect to, any portion of that Member's Interest in violation of this Agreement; (ii) continued ownership of that Interest by that Member is reasonably likely to cause the Company to be in violation of securities laws of the United States or any other relevant jurisdiction or the rules of any self-regulatory organization applicable to the Manager, Organizer or its Affiliates; (iii) continued ownership of that Interest by that Member may be harmful to the business or reputation of the Company or the Manager or the Organizer, or may subject the Company or any Members to a risk of adverse tax or other fiscal consequence, including adverse consequences under ERISA; (iv) any of the representations or warranties made by that Member under this agreement or under any Subscription Agreement signed by that Member in connection with the acquisition of an Interest was not true when made or has ceased to be true; (v) any portion of that Member's Interest has vested in any other Person by reason of the bankruptcy, dissolution, incompetency or death of that Member; or (vi) it would not be in the best interests of the Company, as determined by the Manager, for that Member to continue ownership of its Interest.

ARTICLE IX
EXCULPATION AND INDEMNIFICATION

Section 9.01   Exculpation of Covered Persons.

(a)   **Covered Persons.** As used herein, the term "**Covered Person**" shall mean (i) each Member, including the Sponsor; (ii) each manager, officer, director, shareholder, partner, Affiliate, employee, agent, or Representative of each Member, and each of their Affiliates; and (iii) each Manager (including its principal individuals), Officer, employee, agent, or Representative of the Company.

(b)   **Standard of Care.** No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Net Income, or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) another Member; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 3.102 or § 3.105 of the DLLCA.

Section 9.02   Liabilities and Duties of Covered Persons.

(a)   **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligations of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 9.03   Indemnification.

(a)   **Indemnification.** The Company shall indemnify each Covered Person against any and all liability and reasonable expense that may be incurred by it or him in connection with or resulting from (a) any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (collectively, a "**Proceeding**"), (b) an appeal in such a Proceeding, or (c) any inquiry or investigation that could lead to such a Proceeding, all to the full extent permitted by applicable law. Upon a determination by the Managers to do so, the Company may indemnify persons who are or were a Manager, employee, or agent of the Company, or persons who are not or were not employees or agents of the Company but who are or were serving at the request of the Company as a director, manager, officer, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, limited liability company, trust, partnership, joint venture, sole proprietorship, employee benefit plan, or other enterprise (collectively, along with any managers, officers, employees, and agents of the Company, such persons are referred to herein as "**Corporate Functionaries**") against any and all liability and reasonable expense that may be incurred by them in connection with or resulting from (a) any Proceeding, (b) an appeal in such a Proceeding, or (c) any inquiry or investigation that could lead to such a Proceeding, all to the full extent permitted by applicable law. The Company will pay or reimburse to the Manager, and upon a determination by the Managers to do so, the Company may pay or reimburse, in advance of the final disposition of the Proceeding, to any person who is or was a Manager, employee, or agent of the Company all reasonable expenses incurred by such person who was, is or is threatened to be made a named defendant or respondent in a Proceeding to the full extent permitted by applicable law. The rights of indemnification provided for in this Article shall be in addition to all rights to which any Corporate Functionary may be entitled under any agreement or vote of the Managers or as a matter of law or otherwise.

(b)   **Savings Clause.** If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each person indemnified pursuant to this Article as to costs, charges, and expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to the fullest extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

(c)   **Control of Defense.** Upon a Covered Person's discovery of any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 9.03, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit, or proceeding, provided, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this Section 9.03, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit, or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit, or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend, or defending any such claim, lawsuit, or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit, or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit, or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit, or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed).

(d)   **Reimbursement.** The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 9.03; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 9.03, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(e)   **Entitlement to Indemnity.** The indemnification provided by this Section 9.03 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 9.03 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 9.03 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(f)   **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may reasonably determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(g)   **Funding of Indemnification Obligation.** Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 9.03 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(h)   **Savings Clause.** If this Section 9.03 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 9.03 to the fullest extent permitted by any applicable portion of this Section 9.03 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(i)   **Amendment.** The provisions of this Section 9.03 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 9.03 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification, or repeal of this Section

9.03 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

Section 9.04   Survival. The provisions of this Article shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE X
ACCOUNTING; TAX MATTERS

Section 10.01   Financial Statements. The Company shall provide financials and updates regarding the progress of the Project only as required under Regulation CF. Members contributing less than $50,000.00 shall not be permitted make additional inquiries outside of what is mandated pursuant to Regulation CF.

Section 10.02   Inspection Rights. Notwithstanding the foregoing of Section 10.01, Upon reasonable notice from any Member, the Company shall afford each Member and its Representatives access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, including, without limitation, all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with Members (including the Manager), and to permit each Member and its Representatives to examine such documents and make copies thereof, *provided, however*, that the cost associated therewith shall be borne entirely by the Member making the request.

Section 10.03   Income Tax Status. It is the intent of the Company and the Members that the Company shall be treated as a partnership for U.S., federal, state, and local income tax purposes. Neither the Company nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 10.04   Tax Matters Representative.

(a)   **Appointment.** The Members hereby appoint the Manager as "partnership representative" as provided in Code Section 6223(a) (the "**Tax Matters Representative**"). The Tax Matters Representative may not be removed, but may voluntarily resign, and shall resign if it is no longer a Member. In the event of the resignation of the Tax Matters Representative, Members holding Super Majority of the Membership Interests shall select a replacement Tax Matters Representative.

(b)   **Tax Examinations and Audits.** The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority.

(c)   **US Federal Tax Proceedings.** Unless otherwise approved by the Members, the Tax Matters Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code (the "**Revised Partnership Audit Rules**") to the extent permitted by applicable law and regulations. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Tax Matters Representative will cause the Company to elect the alternative procedure under Code Section 6226, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226) shall be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in this Agreement.

(e) **Section 754 Election.** The Tax Matters Representative will make an election under Code Section 754, if requested in writing by another Member.

(f) **Indemnification**. The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Tax Matters Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 10.05 Tax Returns. At the expense of the Company, the Manager (or any Officer that it may designate pursuant to Section 7.06) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the filing of the Company's tax returns (including upon extension), the Manager or designated Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such Person's federal, state, and local income tax returns for such Fiscal Year. The Manager may decide, in its sole discretion, to elect to extend its tax filing with the IRS, which will result in a delay of IRS Schedule K-1's to be delivered to each Member accordingly.

Section 10.06 Company Funds. All funds of the Company shall be deposited in its name ***or directly in the name of the Vernafund***, or in such name as may be designated by the Manager, in either case managed by the Manager, in such checking, savings, or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE XI
DISSOLUTION; WINDING UP AND TERMINATION

Section 11.01 Events Requiring Dissolution Winding Up. The Company shall begin to wind up its business and affairs only upon the occurrence of any of the following events:

(a) The Outside Date, provided that this may be extended by the Manager;

(b)	By the Manager prior to the Outside Date if the Manager determines, in its sole and reasonable judgment that such action is in the best interest of the Company.

(c)	The occurrence of a nonwaivable event under the terms of the DLLCA which requires the Company to be terminated; or

(d)	The entry of a judicial decree ordering winding up and termination under § 11.314 of the DLLCA.

Section 11.02   Effectiveness of Termination. The Company shall begin to wind up its business and affairs as soon as reasonably practicable upon the occurrence of an event described in Section 11.01 (if such event has not been revoked or cancelled), but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 11.03, and the Certificate of Termination shall have been filed as provided in Section 11.04.

Section 11.03   Liquidation. If the Company is to be terminated pursuant to Section 11.01, the Company shall be liquidated and its business and affairs wound up in accordance with the DLLCA and the following provisions:

(a)	**Liquidator.** The Manager or other Person designated by the Manager shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)	**Accounting.** As promptly as possible after the event requiring winding up and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which such event occurs or the final liquidation is completed, as applicable.

(c)	**Notice.** The Liquidator shall deliver to each known claimant of the Company the notice required by § 11.052 of the DLLCA.

(d)	**Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i)	First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)	Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)	Third, in accordance with the distribution mechanism outlined in Section 6.02 of this Agreement.

(e)	**Discretion of Liquidator.** Notwithstanding the provisions of Section 11.03(d) that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 11.03(d), if upon winding up of the Company the Liquidator reasonably determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 11.03(d), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its Fair Market Value.

Section 11.04   Certificate of Termination. Upon completion of the distribution of the assets of the Company as provided in Section 11.03(d) hereof, the Manager shall execute and cause to be filed a Certificate of Termination in the State of Delaware and shall cause the cancellation of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company. Upon acceptance of the Certificate of Termination by the Delaware Secretary of State, the Company shall be terminated.

Section 11.05   Survival of Rights, Duties, and Obligations. Dissolution, liquidation, winding up, or termination of the Company for any reason shall not release any party from any Loss that at the time of such dissolution, liquidation, winding up, or termination already had accrued to any other party or thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up, or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish, or otherwise adversely affect any Member's right to indemnification pursuant to Section 9.03.

Section 11.06   Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss, and other items of income, gain, loss, and deduction, and shall have no recourse therefor (upon termination or otherwise) against the Liquidator, the Manager, or any other Member.

<h3 style="text-align:center">ARTICLE XII
MISCELLANEOUS</h3>

Section 12.01   Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred by a Member shall be paid by the party incurring such costs and expenses. All expenses of the Company, whether organizational or operational, shall be expenses of the Company and payable by the Company.

Section 12.02   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 12.03   Confidentiality.

(a)   Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic, or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company) [at any time], including, without limitation, use for personal, commercial, or proprietary advantage or profit, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b)   Nothing contained in Section 12.03(a) shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to the other Members; (vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 12.03 as if a Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Membership Interests from such Member, as long as such potential Permitted Transferee agrees in writing to be bound by the provisions of this Section 12.03 as if a Member before receiving such Confidential Information; provided, that in the case of clause (i), (ii), or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of Section 12.03(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iii) becomes available to such Member or any of its Representatives on a non-confidential basis from a source other than the Company, the other Members, or any of their respective Representatives, provided, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

(d)   The obligations of each Member under this Section 12.03 shall survive (i) the termination, dissolution, liquidation, and winding up of the Company; (ii) the withdrawal of such Member from the Company; and (iii) such Member's Transfer of its Membership Interests.

Section 12.04   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand (with written confirmation of receipt);

(b)   when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or

(c)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.04):

If to the Company:	3767 Rockdale Drive Dallas, TX 75220 Attention: APQFUNDMGR, LLC, the Manager
with a copy to:	**M&W Law, PLLC** 1601 Elm Street, Floor 33 Dallas, TX 75201 Email: adnan@mwfirm.com Attention: Adnan Merchant
If to the Manager:	APQFUNDMGR, LLC 3767 Rockdale Drive Dallas, TX 75220 Attention: Kaylee McMahon
with a copy to:	**M&W Law, PLLC** 1601 Elm Street, Floor 33 Dallas, TX 75201 Email: adnan@mwfirm.com Attention: Adnan Merchant
If to a Member:	To the Member's respective mailing address as set forth on the Member's Signature Page.

Section 12.05   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 12.06   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 9.03(g), upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 12.07   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this

Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 12.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 12.09   No Third-Party Beneficiaries. Except as provided in this Agreement which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors, and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 12.10   Amendment. The Certificate of Formation and this Agreement may be amended, supplemented, or restated by the Manager alone, in its sole discretion, provided, however, the Manager may not make an amendment that adversely affects a Member's right to receive distributions without that Member's consent (excluding the provisions of Section 8.04).

Section 12.11   Power of Attorney.

(a)   **Function of Power of Attorney.** Each Member, by its execution of this Agreement, hereby irrevocably makes, constitutes and appoints the Manager (referred to as the "**Attorney-in-Fact**"), as its true and lawful agent and attorney-in-fact, with full power of substitution and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file (i) this Agreement and any amendment to this Agreement that has been adopted as provided in this Agreement; (ii) the original Articles of Organization and all amendments required or permitted by law or the provisions of this Agreement; (iii) all instruments or documents required to effect a transfer of Interest; (iv) all certificates and other instruments deemed advisable by the Manager to carry out the provisions of this Agreement, and applicable law or to permit the Company to become or to continue as a limited liability company wherein the Members have limited liability in each jurisdiction where the Company may be doing business; (v) all instruments that the Manager deems appropriate to reflect a change, modification or termination of this Agreement or the Company in accordance with this Agreement including, the admission of additional Members or substituted members pursuant to the provisions of this Agreement, as applicable; (vi) all fictitious or assumed name certificates required or permitted to be filed on behalf of the Company; (vii) all conveyances and other instruments or papers deemed advisable by the Manager including, those to effect the dissolution and termination of the Company (including a Certificate of Cancellation); (viii) all other agreements and instruments necessary or advisable to consummate any purchase or sale of the Property or the Project; and (ix) all other instruments or papers that may be required or permitted by law to be filed on behalf of the Company.

(b)   **Additional Functions.** The foregoing power of attorney:

(i)   is coupled with an interest, is irrevocable and will survive the subsequent death, disability or Incapacity of any Member or any subsequent power of attorney executed by a Member;

(ii)   may be exercised by the Attorney, either by signing separately as attorney-in-fact for each Member or by a single signature of the Attorney, acting as attorney-in-fact for all of them;

(iii)   will survive the delivery of an assignment by a Member of all or any portion of its Interest; except that, where the assignee of all of that Member's Interest has been approved by the Manager for admission to the Company, as a Substituted Member, the power of attorney of the assignor will survive the delivery of that assignment for the sole purpose of enabling the Attorney to execute, swear to, acknowledge and file any instrument necessary or appropriate to effect that substitution; and

(iv)   is in addition to any power of attorney that may be delivered by a Member in accordance with its Subscription Agreement entered into in connection with its acquisition of Interest

(c)   **Delivery of Power of Attorney.** Each Member must execute and deliver to the Manager within 5 days after receipt of the Manager's request, any further designations, powers-of-attorney and other instruments as the Manager reasonably deems necessary to carry out the terms of this Agreement.

Section 12.12   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 12.13   Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 12.14   Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the federal courts of the United States of America or the courts of the State of Texas, in each case located in the City of Dallas and County of Dallas. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding that is brought in any such court has been brought in an inconvenient forum. Service of process, summons, notice, or other document by registered mail to the address set forth in Section 12.04 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section 12.15   Waiver of Jury Trial; Dispute Resolution

(a)   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(b)   Any dispute, claim, or controversy arising out of or relating to this Agreement, including the negotiation, breach, validity or performance of the Agreement, the rights and obligations contemplated by the Agreement, any claims of fraud or fraud in the inducement, and any claims related to the scope or applicability of this agreement to arbitrate, shall be resolved at the request of any party to this Agreement through a two-step dispute resolution process administered by JAMS, first as mediation, then followed if necessary, by final and binding arbitration administered by a single arbitrator (the "**Arbitrator**").

Section 12.16   Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 12.17   Attorney's Fees. In the event that any party hereto institutes any legal suit, action, or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action, or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action, or proceeding, including reasonable attorneys' fees and expenses and court costs.

Section 12.18   Attorney Disclaimer. All Members and Managers acknowledge that M&W Law, PLLC and its attorneys (collectively the "**Attorney**") have been engaged on behalf of the Company to draft this Agreement and other documents pertaining to the Company. Each Member individually understands that it has a right to its own independent legal counsel in connection with this Agreement and other documents drafted by Attorney. Each Member consents to the engagement of Attorney on behalf of the Company hereunder and waives any and all conflicts thereof, recognizing that Attorney is also the attorney for the Manager and its principals. ALL MEMBERS ACKNOWLEDGE THAT ATTORNEY IS ALSO COUNSEL FOR THE MANAGER, THE SPONSOR, THE VERNAFUND, AND ALL OF ITS SUBSUDIARIES.

Section 12.19   Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 9.02 to the contrary.

Section 12.20   Counterparts; Electronic Signature. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. This Agreement, and all other matters before the Members, the Manager, or the

Company, may be executed by electronic signature methods, including DocuSign and related methods and each Member hereby accepts such method of execution as legally binding.

This space intentionally left blank. Signature Page follow.

       IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

       The Company:

       Vernafund CF, LLC,
       a Delaware limited liability company

          By: APQFUNDMGR, LLC,
             its Manager

                By:_____
                Kaylee McMahon, its Manager
                and Authorized Representative

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date first written above by their respective officers thereunto duly authorized.

The Members:

_____
(Entity Name, or Individual Name)

By: _____   **No. of Units Purchased:** _____

_____   **Total Capital Commitment**: $ _____
**Printed Name and Authority (if entity)
of Signatory**

_____
Date Signed

EXHIBIT C
To Form C for Vernafund CF, LLC

Subscription Agreement follows this Cover Sheet.

Vernafund CF, LLC

SUBSCRIPTION AGREEMENT

Subscription Disclosures

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH A FORM C HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT FORM C DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THEFOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITHTHIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY CROWDFUND MAINSTREET (THE "**INTERMEDIARY**"). ANY REPRESENTATION TO THECONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE FORM C OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITSOFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNINGTHE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

Subscription Agreement

1. <u>Subscription</u>.

      a.   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Membership Interests (the "**Securities**"), of Vernafund CF, LLC (the "**Company**"), a limited liability company organized under the state of Delaware, upon the termsand conditions set forth herein. The Securities being subscribed for under this Subscription Agreement. The rights and preferences of the Securities are as set forth in theCompany's Company Agreement and any description of the Securities that appears in the Form C is qualified in its entirety by such document.

      b.   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Form C of the Company and any other information required by the Subscriber to make an investment decision.

      c.   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

      d.   The aggregate principal amount of Securities sold shall not exceed $1,070,000.00 (the "**Maximum Offering**"). The Company may accept subscriptions through December 31, 2021 (the "**Termination Date**"). TheCompany may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

      e.   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. <u>Purchase Procedure</u>.

      a.   <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

      b.   <u>Escrow arrangements.</u> Payment for the Securities shall be received by Prime Trust (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Escrow Agent's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company or any transfer agent the Company, in its discretion, choses to maintain records of

Securities ownership, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

   a. Organization and Standing. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware, and authorized in the state of Texas. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Company Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

   b. Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

   c. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate actions on the part of the Company. The Securities, when so issued, sold and delivered against payment thereof in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

   d. Authority for Agreement. All action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

   e. No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

       f.   <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of its most recent fiscal year in which relevant financial have occurred and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "**Financial Statements**") have been made available to the Subscriber and appear in Form C. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. If required by Regulation CF, the Company has retained the services of an independent accounting firm to audit or review the Financial Statements to determine if they remain within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

       g.   <u>Proceeds.</u> The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Form C filing of the Company (the "**Form C**").

4.<u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

       a.   <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Company Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

       b.   <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

       c.   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves

significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d. Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

i. To the Company;
ii. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
iii. As part of an offering registered under the Securities Act with the SEC; or
iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e. Investment Limits. Subscribers may only invest up to certain limits set out by the SEC as follows: Non-Accredited investors who have annual income or net worth below $107,000 may invest the greater of $2,200 or 5% of the greater of their net worth or annual income; Non-Accredited investors who have annual income and net worth above $107,000 may invest 10% of the greater of income or net worth; and in either case, Non-Accredited investors are limited to a maximum of $107,000 total investment in any given twelve month period regardless of income or net worth.

f. Interests Information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Interest holder (or potential Interest holder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber furtheragrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

g. Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company'sbusiness, management and financial affairs with managers, officers and management of the Company andhas had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

h. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

j. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Revisions to Manner of Holding. In the event that statutory or regulatory changes are adopted such that it

becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Manager. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Manager.

7. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Texas.

> EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN TEXAS AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

> EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY

> UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. <u>Miscellaneous</u>.
        a.   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
        b.   This Subscription Agreement is not transferable or assignable by Subscriber.
        c.   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.
        d.   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.
        e.   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.
        f.   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
        g.   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.
        h.   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.
        i.   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.
        j.   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
        k.   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

11 No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the Date written below:

_____

(Legal Name of Member)

By: _____   **Total Capital Commitment:** _____

_____

**Printed Name and Authority (if entity)
of Signatory**

_____

Date Signed

Spousal Signature (*if required*)

By: _____

_____

Printed Name of Spouse

_____

Date Signed

The offer to purchase Securities as set forth above is **confirmed and accepted by the Company:**

By: APQFUNDMGR, LLC
    Manager of Vernafund CF LLC

    By: _____
        _____, its Authorized Representative

DATE ACCEPTED: _____

INVESTOR SUITABILITY QUESTIONNAIRE
IN CONNECTION WITH THE
SUBSCRIPTION AGREEMENT OF
VERNAFUND CF LLC

This Questionnaire is being distributed to certain individuals and entities, by way of direct distribution, which may be offered the opportunity to subscribe to Limited Liability Company Interests or the equivalent thereof (the "*Securities*") of VERNAFUND CF LLC., a Delaware limited liability company (the "*Company*"). The purpose of this Questionnaire is to assure the Company that all such individuals and entities beign offered the Securities will meet the standards required by the Securities Act of 1933, as amended (the "*Act*"), and applicable state securities laws.

All answers will be kept confidential. However, by signing this Questionnaire, the undersigned agrees that this information may be provided by the Company to its legal and financial advisors, and the Company and such advisors may rely on the information set forth in this Questionnaire for purposes of complying with all applicable securities laws and may present this Questionnaire to such parties as it reasonably deems appropriate if called upon to establish its compliance with such securities laws. **The undersigned represents that the information contained herein is complete and accurate to the best knowledge of the undersigned and will notify the Company of any material change in any of such information prior to the undersigned's investment in the Company. IF REQUIRED, VERIFICATION DOCUMENTATION MUST BE SUBMITTED SIMULTANEOUSLY WITH THIS DOCUMENT.**

Instructions: Please complete this questionnaire as thoroughly as possible. **All questions must be answered.**

- If the appropriate answer is "none" or "not applicable," so state.
- If you have any questions, please contact the Manager of the Fund directly.

Jurisdiction of Entity or homestead domicile of individual (U.S. State):	
Email for notice purposes:	
Address for notice purposes:	
SSN or EIN/US Taxpayer No.	
Do you consent to electronic notice for all disclosures, tax returns, reports, and all other communications from the Company?	Yes ☐ No ☐

Financial Status Questionnaire begins on the following page.

FOR INDIVIDUAL INVESTORS

Accredited Investor Certification. The undersigned makes one of the following representations regarding its income or net worth and certain related matters ***and has checked the applicable representation*:**

[__] The undersigned's income[1] during each of the last two years exceeded $200,000 or, if the undersigned is married, the joint income of the undersigned and the undersigned's spouse during each of the last two years exceed $300,000, and the undersigned reasonably expects the undersigned's income, from all sources during this year, will exceed $200,000 or, if the undersigned is married, the joint income of undersigned and the undersigned's spouse from all sources during this year will exceed $300,000.

OR

[__] The undersigned's net worth,[2] including the net worth of the undersigned's spouse (or spousal equivalent), is in excess of $1,000,000 (excluding the value of the undersigned's primary residence).

OR

[__] The undersigned is an individual who holds, in good standing, a FINRA Series 7, 65, or 82 License

OR

[__] The undersigned is a "knowledgeable employee" of the Company as that term is defined in Rule 3c-5(a)(4) of the Investment Company Act.

OR

[__] The undersigned cannot make any of the representations set forth above.

FOR ENTITY INVESTORS

Accredited Investor Certification. The undersigned makes one of the following representations regarding its entity and certain related matters *and has checked the applicable representation*:

[__] The undersigned is an entity, including an LLC, in which **all** of the equity owners (in the case of a revocable living trust, its grantor(s)) qualify as accredited investors, *or* the undersigned is a "family office" as defined by the "family office rule" set forth in Rule 202(a)(11)(g)-1 of the Investment Advisors Act *and* a) has at least $5 million in assets under management; b) is not formed for the specific purpose of acquiring the securities offered; and c) its prospective investment is directed by a person capable of evaluating the risks and merits of the investment.

[__] The undersigned is a trust with total assets in excess of $5,000,000 whose purchase is directed by a person with such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of the prospective investment.

[__] The undersigned is a bank, insurance company, investment company registered under the United States Investment Company Act of 1940, as amended (the "Companies Act"), a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934, as amended, a business development company, a Small Business Investment Company licensed by the United States Small Business Administration, a plan with total assets in excess of $5,000,000 established and maintained by a state for the benefit of its employees, or a private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940, as amended.

[__] The undersigned is an employee benefit plan and *either* all investment decisions are made by a bank, savings and loan association, insurance company, or registered investment advisor, *or* the undersigned has total assets in excess of $5,000,000 *or*, if such plan is a self-directed plan, investment decisions are made solely by persons who are accredited investors.

[__] The undersigned is a corporation, limited liability company, partnership, business trust, not formed for the purpose of acquiring the Securities, or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), in each case with total assets in excess of $5,000,000.

OR

[__] The undersigned cannot make any of the representations set forth above.

Disclosures, further representations, and Signature Page follows.

ERISA REPRESENTATIONS

1. Subscriber is not acting on behalf of an entity which is deemed to hold the assets of an "Employee Benefit Plan"[1] (which is subject to the fiduciary rules of ERISA) or a "Plan"[2] (e.g., an entity of which 25% or more of any class of equity securities is held by Employee Benefit Plans or Plans, or an insurance company separate account holding "plan assets," etc.) (each, a "Benefit Plan Investor").

2. Subscriber is not a life insurance company using the assets of its general account.

<u>**USA PATRIOT ACT COMPLIANCE**</u>

1. Name of the bank from which the Subscriber's payment to the Company is being wired (the "*Wiring Bank*"):

    _____

2. Is the Wiring Bank located in the United States or another "FATF Country"[3]?

    ☐   Yes
    ☐   No

3. If the Subscriber answered "Yes," is the Subscriber a customer of the Wiring Bank?

    ☐   Yes
    ☐   No

If the Subscriber answered "No" to questions 2 or 3 above, the Subscriber may be required, if the Subscriber is an individual, to produce a copy of a passport or identification card, together with any evidence of the Subscriber's address, such as a utility bill or bank statement, and date of birth. If the Subscriber is an entity, the Subscriber may be required to produce a certified copy of the Subscriber's certificate of incorporation, articles of association (or the equivalent) or certificate of formation or limited partnership (or the equivalent), and the names, occupations, dates of birth and residential and business addresses of all directors.

PRIVACY NOTICE

---

[1] Any plan, fund or program established or maintained by an employer or employee organization for the purpose of providing pension, welfare or similar benefits (*i.e.*, deferred compensation arrangements) to employees, which is subject to the fiduciary rules of the U.S. Employee Retirement Income Security Act of 1974, as amended ("*ERISA*").

[2] An individual retirement account ("*IRA*"), a Keogh plan or any other plan subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the "*Code*").

[3] The current list of countries that are members of the Financial Action Task Force on Money Laundering (each an "*FATF Country*") are: Argentina, Australia, Austria, Belgium, Brazil, Canada, China, Denmark, Finland, France, Germany, Greece, Hong Kong, Iceland, India, Ireland, Italy, Japan, Korea, Luxembourg, Malaysia, Mexico, Kingdom of the Netherlands, New Zealand, Norway, Portugal, Russian Federation, Singapore, South Africa, Spain, Sweden, Switzerland, Turkey, United Kingdom, and the United States. The list of FATF Countries may be expanded to include future FATF members and FATF compliant countries, as appropriate.

The Manager is committed to protecting your privacy and maintaining the confidentiality and security of your personal information, and in connection therewith, this Privacy Policy is observed by the Manager. This Privacy Policy explains the manner in which the Manager collects, utilizes and maintains nonpublic personal information about its investors ("*Investors*"), as required under Federal Law. In addition to the Manager, the information collected may also be shared with, and utilized by, the Fund Administrator, who is Cobalt Fund Services More information about the Administrator is available upon request to the Manager.

Collection of Investor Information
The Manager and the Administrator may collect personal information about its Investors from the following sources:

1.   Subscription forms, investor questionnaires, account forms, and other information provided by the Investor in writing, in person, by telephone, electronically or by any other means. This information includes name, address, employment information, and financial and investment qualifications;
2.   Transactions within the Fund, including account balances, investments, distributions and fees;
3.   Other interactions with the Manager's affiliates (for example, discussions with our staff and affiliated broker-dealer); and
4.   Verification services and consumer reporting agencies, including an Investor's creditworthiness or credit history.

Disclosure of Nonpublic Personal Information

The Manager and the Administrator may share nonpublic personal information about investors or potential investors in the Fund with affiliates, as permitted by law. The Manager does not disclose nonpublic personal information about investors or potential investors in the Fund to nonaffiliated third parties, except as permitted by law (for example, to service providers who provide services to the Investor or the Investor's account).

The Manager and the Administrator may share nonpublic personal information, without an Investor's consent, with affiliated and nonaffiliated parties in the following situations, among others:

1.   To respond to a subpoena or court order, judicial process or regulatory inquiry;
2.   In connection with a proposed or actual sale, merger, or transfer of all or a portion of its business;
3.   To protect or defend against fraud, unauthorized transactions (such as money laundering), lawsuits, claims or other liabilities;
4.   To service providers of the Manager in connection with the administration and operations of the Manager, the Fund and other Manager products and services, which may include brokers, attorneys, accountants, auditors, administrators or other professionals;
5.   To assist the Manager in offering Manager-affiliated products and services to its Investors;
6.   To process or complete transactions requested by an Investor; and
7.   For any proper purpose as contemplated by or permitted under the applicable Fund offering, governing or organizing documents.

Former Customers and Investors

The same Privacy Policy applies to former Investors.

Protection of Investor Information

The Manager, and to the extent provided by its own internal policies, the Administrator, maintains physical, electronic and procedural safeguards that comply with federal standards to protect customer information. The Manager restricts access to the personal and account information of Investors to those employees who need to know that information in the course of their job responsibilities.

Further Information

The Manager and the Administrator reserves the right to change this Privacy Policy at any time. The examples contained within this Privacy Policy are illustrations and are not intended to be exclusive. This Privacy Policy complies with Federal Law regarding privacy. You may have additional rights under other foreign or domestic laws that may apply to you. All questions should be directed to the Manager Email.

Banking Disclosure

The Manager and/or the Administrator shall cause the Company to open and maintain a bank account(s) either in its name of in the name of Vernafund, at an FDIC insured banking institution in the United States. However, all Members acknowledge, understand, and agree that the Manager cannot and will not guarantee the safe deposit and keeping of all funds outside of reasonable due care, which generally entails ensuring correct receipts and deposits into the account(s) of the Company. The Manager, the Sponsor, and the Company are not responsible for the actions (or omissions) or events that occur with the banking institutions in which the Company's funds are deposited.

Signature Page Follows.

The undersigned, in executing this Investor Suitability Questionnaire, hereby affirms and certifies each of the representations and warranties provided for above, as well as understands and agrees to all notices and disclaimers provided herein. Investors may be required to make certain representations and to satisfy that they are an accredited investor as described herein and may be required to make certain additional representations at the request of Company. The suitability standards referred to above are minimum requirements; the satisfaction of such standards does not mean that an investment in the company is a suitable investment for an investor. The Company, in its sole and absolute discretion, has the authority to accept or reject an investor hereunder. In addition, we may revoke the offer made and refuse to sell any securities to a prospective investor for any other reason whatsoever.

The undersigned has executed this **Investor Suitability Questionnaire** in connection with the Subscription Agreement of Vernafund CF LLC, as of the date written below.

_____
Name of Investor

_____
(Signature)

_____
Name of Signing Party (Please Print)

_____
Title of Signing Party (Please Print)

_____
Date Signed

---

[1] For purposes of this Questionnaire, "*income*" means adjusted gross income, as reported for federal income tax purposes, increased by the following amounts: (a) the amount of any tax exempt interest income received, (b) the amount of losses claimed as a limited partner in a limited partnership, (c) any deduction claimed for depletion, (d) amounts contributed to an IRA or Keogh retirement plan, (e) alimony paid, and (f) any amounts by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Internal Revenue Code.

[2] For purposes of this Questionnaire, "*net worth*" means the excess of total assets, excluding your primary residence, at fair market value over total liabilities, including your mortgage or any other liability secured by your primary residence only if and to the extent that it exceeds the value of your primary residence. Net worth should include the value of any other shares of stock or options held by you and your spouse and any personal property owned by you or your spouse (*e.g.* furniture, jewelry, other valuables, etc.).

EXHIBIT D
To Form C for Vernafund CF, LLC

Copy of Offering Page and Pitch Materials follow this Cover Sheet



Apartment Queen Investments

Texas United States

#WomanFounder #DiverseFounders #Community #Education

The Apartment Queen helps women *break out of the cycles of poverty and abuse towards a life of prosperity and success*.



Our team aims to create 1 Billion "Shevestors" by 2030, and we can't do it without your help.

Started by entrepreneur and woman-empowerment advocate Kaylee McMahon, The Apartment Queen provides **wealth-building opportunities to empower women** who are vulnerable to domestic violence and financial abuse.

The Apartment Queen Investments is dedicated to helping underserved women benefit from this 176.8 billion dollar industry through education and helping them access profitable real estate investments. We have a free, downloadable Shevest App packed with accessible resources to help future investors learn about real estate acquisitions.

Our team knows that providing women in need with access to stable investment opportunities has the power to CHANGE LIVES. Women who escape the cycles of abuse go forward to live productive, active lives, truly living their soul's purpose and benefiting the communities around them.



For socially conscious investors, this is an opportunity to make a difference with your money. You can build wealth through investing in rock-solid multi-family apartments that will continue to generate income for years to come.

Our backers get the satisfaction of a profitable return on their investment while knowing they are truly changing the lives of women in great need. By investing with The Apartment Queen, you are "paying it forward" to help women escape abuse and thrive.

How We Make it Happen

Our team is packed with experienced real estate experts. We identify properties that meet our five core criteria for investment to ensure that it has a guaranteed return. Our founder Kaylee has raised over $3.5 million in funds in 18 months alone, and The Apartment Queen boasts an acquisition of 6 multi-family apartment properties and serves 408+ investors.


Just SOLD!
Leuda May in Fort Worth, Texas
22 Units | Built in 1925

At The Apartment Queen, we are all led by a belief that more women need to be represented in the real estate industry as leaders. For Kaylee, her “why” is to change the face of multi-family to bring more women into the space as powerhouse operators, key principals, and commercial brokers. Her mission is to help women break free from codependent and toxic relationships that keep them from realizing their visions for a long, healthy, and productive life.

Our company does this through acquiring and improving multi-family properties and turning a healthy profit (that also gives you a great ROI).

With your help, we can achieve our goal of finding 1 Billion "Shevestors" by 2030 and ending the financial abuse of vulnerable women. And we can help you reach greater financial ease with a passive income stream to fund your own visions and goals. So join us, and let's fund a better future.

$0 FUNDS RECEIVED
of $1,070,000 maximum target

$107K MINIMUM

Investment Summary

Preferred Memberships

Minimum Investment: 1,000

*See Offering section below for disclosures

Offering

Equity

- Vernafund CF v2.pptx

- Fund Structure Chart - Vernafund (Dual) - 6.7.2021.pdf

Mission

Our Mission (and now yours)

The Apartment Queen is driven by the mission to help women escape poverty and domestic violence. Through targeted education on real estate investing, we help uplift and EMPOWER women towards financial freedom.

We are led by our passion:

- To see a world where women can be free
- To help women thrive by earning reliable passive income streams

- To decrease the impacts of poverty and abuse on women and their families
- To help create 1 Billion "Shevestors: by 2030
- To provide educational resources and the free Shevest App to aid future investors

Our mission can't happen without you. As an investor, you benefit from this work by generating stable passive income streams to live a better life. So you can double your investment while also assisting women to reach greater financial security and freedom.

For the socially conscious investor who wants their money to make the world a better place, The Apartment Queen provides an option for a lucrative return that also feels good in your heart. Multi-family investments are a stable, tangible option to boost your 401k, IRA, or pension.

You can invest at any level; the minimum is only $1,000. We make real estate investment an achievable goal through the crowdsourcing platform. You can reap your return or reinvest your profits to continue earning.

Please check out some of our projects here-

https://theapartmentqueen.com/projects/

Please View our Webinar here on the fund-

https://youtu.be/BWIRVmXlJ5s

Investment Perks

1. **$25,000**

   mentor

   .25% additional preferred return
2.

Key Facts & Financials

- **400+ investors, 3.5mm+ raised, 64 million assets under management**

- Vernafund CF, LLC - Certificate of Formation.pdf

- [Certificate.pdf](#)

- [Vernafund CF LLC Financials and CPA Review Report.pdf](#)

- [Vernafund20 LLC financials and review report Final.pdf](#)

Apartment Queen Investments Story

At Apartment Queen Investments, we are led by a desire to see a world where women are no longer trapped in relationships that harm them physically, emotionally, and financially.



Kaylee saw first-hand the impacts of physical and financial abuse on a dear friend trapped in an abusive relationship. Her friend struggled to leave, not because she didn't want to, but because she was not financially able to escape. Kaylee understood that a huge barrier standing between women like her friend and safety – was life-saving access to capital.

When Kaylee dug deeper, she learned that **98% of women who are in abusive relationships are also experiencing financial abuse**. Abuse is hard enough to survive, let alone find solutions towards freedom. The Apartment Queen was founded to provide real solutions to the problems faced by women in domestic violence situations.

Financial independence is critical in helping women leave toxic, abusive relationships when they feel they have nowhere else to turn. After seeing the struggles that her friend faced, Kaylee was inspired to make a difference. She knew she had the unique ability to provide a solution for other women like her through education and multi-family home investments.

Our company provides education and resources to help EMPOWER women to leave and begin cultivating financial security. ***In helping more women break free from poverty, we are creating a happier and healthier society.***

Through investment, these women can generate a passive income that can benefit them for years to come. With targeted returns that are 9% better than traditional investing, everyone (including the women we serve) can benefit from this lucrative and reliable industry.

Your investment will aid Kaylee and her time to continue to provide education and wealth-building opportunities to women trying to move out of cycles of domestic abuse and poverty.

The Founders

Kaylee Mcmahon
CEO and Founder

As the founder of The Apartment Queen, Kaylee McMahon is the driving force behind our company's vision. With an extensive background in real estate development, she has purchased over $68.2 million in real estate as a general partner and principal.

Her passion for helping other women thrive in this industry has led her to start her podcast "#1 Leading Ladies," focused on women who powerhouse their sectors and the stories of how they found their success.

Kaylee focuses her wealth of multi-family experience and expertise on helping other women (and men who want to see women thrive) make intelligent investments that lead towards lucrative passive income streams. She is continually guided by her love of learning, taking deep dives with workshops from industry leaders to ever improve her approach.

As a passionate advocate for women escaping domestic abuse, codependency, and toxic relationships, Kaylee hopes to help more women achieve financial and personal freedom.

The Team

Carla Lam

CFO

Carla provides crucial financial forecasting, auditing, and data analysis. She helps ensure the economic success of our company through profitability and variance analysis and locating potential cost savings. She also is essential for navigating the lending processes and any financial transactions for the company.

Karolina DiMario

Director of Business Analytics

Karolina provides important data analytics on multi-family properties to ensure a maximum ROI with a background in business economics. She also manages a personal portfolio of successful real estate investments, providing the first-hand experience to further develop and hone her real estate analytics expertise.

Karissa Wilkie

Transaction Coordinator

Karissa has exceptional skills in helping to ensure every part of the buying process is straightforward, smooth, and efficient. She keeps a close eye while providing administrative support through the entire process so that buyers and sellers have an exceptional experience.

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